FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2013

Commission File Number: 001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X      Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __     No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

FOURTH QUARTER AND FULL YEAR RESULTS 2012

London, 31 January 2013

Financial performance for the full year reflects the loss of exclusivity on several brands.  At constant exchange rates (CER), revenue declined by 15 percent and Core EPS declined by 9 percent.

Brilinta/Brilique, Symbicort, Faslodex, Onglyza and Iressa continue to grow, while diabetes alliance franchise is strengthened by the inclusion of Amylin portfolio and the approval of Forxiga in Europe.

The Company will hold a Capital Markets Day on 21 March 2013 to provide a strategy update.

Revenue for the full year was $27,973 million, down 15 percent at CER.

-Loss of exclusivity on several brands and the disposals of Astra Tech and Aptium were the key drivers of the revenue decline.

-Symbicort, Faslodex, Onglyza, Iressa, Brilinta/Brilique and Seroquel XR combined to deliver $600 million of CER revenue growth for the full year.

Core EPS was $6.41 for the full year, a 9 percent decline at CER.

-Core EPS in 2012 benefited by $470 million ($0.37) from two separate tax related matters during the year.  Proceeds from the sale of Nexium OTC rights contributed $0.16 to Core EPS.

Reported EPS for the full year was down 29 percent at CER to $4.99.  The decline reflects the $1.08 per share benefit in 2011 from the sale of Astra Tech and higher restructuring costs in 2012.

Revenue in the fourth quarter was down 15 percent; Core EPS was up 1 percent as a result of lower operating costs (including significantly lower intangible impairment costs in R&D) and a favourable $230 million adjustment to deferred tax balances following substantive enactment of a reduction in the Swedish corporation tax rate.

The Board has declared a second interim dividend of $1.90 per share, bringing the dividend for the full year to $2.80, consistent with the progressive dividend policy.

The Company expects a mid-to-high single digit percentage decline in revenue at CER for 2013.  With Core operating costs expected to be slightly higher than 2012 at CER, Core EPS will decline significantly more than revenue.

Financial Summary

Group	4th Quarter 2012 $m	4th Quarter 2011 $m	Actual %	CER %	Full Year 2012 $m	Full Year 2011 $m	Actual %	CER %
Revenue	7,282	8,656	-16	-15	27,973	33,591	-17	-15
Reported
Operating Profit	1,964	2,167	-9	-6	8,148	12,795	-36	-34
Profit before Tax	1,854	2,052	-10	-5	7,718	12,367	-38	-35
Earnings per Share	$1.22	$1.16	+5	+10	$4.99	$7.33	-32	-29
Core*
Operating Profit	2,532	2,990	-15	-13	10,430	13,167	-21	-18
Profit before Tax	2,422	2,875	-16	-13	10,000	12,739	-22	-19
Earnings per Share	$1.56	$1.61	-3	+1	$6.41	$7.28	-12	-9

*
Core financial measures are supplemental non-GAAP measures which management believe enhance understanding of the Company’s performance; it is upon these measures that financial guidance for 2013 is based.  See Operating and Financial Review below for a definition of Core financial measures, a reconciliation of Core to Reported financial measures and an update on the Group’s change to the definition of Core financial measures with effect from the first quarter 2013.

Pascal Soriot, Chief Executive Officer, commenting on the results, said: “Our performance in 2012 reflects a period of significant patent expiry and tough market conditions globally. Despite the challenges we face, I am excited about AstraZeneca’s fundamental strengths which will be key in returning the Company to growth and achieving scientific leadership while maintaining our reputation for strong financial discipline. It is my firm belief that we have the brands, science, pipeline and people to create distinctive, long-term value for patients and shareholders. Our new leadership team and I look forward to elaborating on these themes at our Capital Markets Day in March.”

Operating and Financial Review

All narrative in this section refers to growth rates at constant exchange rates (CER) and on a Core basis unless otherwise indicated.  These measures, which are presented in addition to our Reported financial information, are non-GAAP measures which management believe useful to enhance understanding of the Group’s underlying financial performance of our ongoing businesses and the key business drivers thereto.  Core financial measures are adjusted to exclude certain significant items, such as charges and provisions related to our global restructuring programmes, amortisation and impairment of the significant intangibles relating to our acquisition of MedImmune Inc. in 2007 and our exit arrangements with Merck in the US, and other specified items.  More detail on the nature of these measures is given on page 84 of our Annual Report and Form 20-F Information 2011.

Fourth Quarter

All financial figures, except earnings per share, are in $ millions.  Weighted average shares in millions.

	Reported 2012	Restructuring	Merck & MedImmune Amortisation	Intangible Impairments	Legal Provisions & Other	Core 2012	Core 2011	Actual %	CER %
Revenue	7,282	-	-	-	-	7,282	8,656	(16)	(15)
Cost of Sales	(1,398)	61	-	-	-	(1,337)	(1,576)
Gross Profit	5,884	61	-	-	-	5,945	7,080	(16)	(15)
% sales	80.8%					81.6%	81.8%	-0.2	-
Distribution	(79)	-	-	-	-	(79)	(85)	(7)	(7)
% sales	1.1%					1.1%	1.0%	-0.1	-0.1
R&D	(1,320)	94	-	-	-	(1,226)	(1,692)	(28)	(28)
% sales	18.1%					16.8%	19.5%	+2.7	+3.1
SG&A	(2,669)	243	150	-	6	(2,270)	(2,546)	(11)	(10)
% sales	36.6%					31.2%	29.5%	-1.7	-1.6
Other Income	148	-	14	-	-	162	233	(30)	(30)
% sales	2.0%					2.2%	2.7%	-0.5	-0.5
Operating Profit	1,964	398	164*	-	6	2,532	2,990	(15)	(13)
% sales	27.0%					34.7%	34.5%	+0.2	+0.9
Net Finance Expense	(110)	-	-	-	-	(110)	(115)
Profit before Tax	1,854	398	164	-	6	2,422	2,875	(16)	(13)
Taxation	(320)	(116)	(26)*	-	(4)	(466)	(766)
Profit after Tax	1,534	282	138	-	2	1,956	2,109	(7)	(4)
Non-controlling Interests	(13)	-	-	-	-	(13)	(7)
Net Profit	1,521	282	138	-	2	1,943	2,102	(8)	(4)
Weighted Average Shares	1,246	1,246	1,246	1,246	1,246	1,246	1,312
Earnings per Share	1.22	0.23	0.11	-	-	1.56	1.61	(3)	1

*
Of the $164 million amortisation adjustment, $90 million is related to MedImmune, with a corresponding tax adjustment of $26 million; Merck related amortisation was $74 million, which carries no tax adjustment.

Revenue in the fourth quarter was down 15 percent at CER and declined by 16 percent on an actual basis as a result of the negative impact of exchange rate movements.  Loss of exclusivity on several key brands accounted for the revenue decline.

US revenues were down 23 percent in the fourth quarter, as a result of the loss of exclusivity for Seroquel IR.  Excluding  Seroquel IR, revenue in the rest of the portfolio increased by 3.7 percent, including $84 million in new revenue from recognition of the Company’s share of the Amylin diabetes portfolio. The negative impact of US healthcare reform on fourth quarter revenue and costs was approximately $250 million.

Revenue in the Rest of World (ROW) was down 9 percent in the fourth quarter.  Revenue in Western Europe was down 16 percent.  Loss of exclusivity on four products (Seroquel IR, Atacand, Nexium and Merrem) accounted for 85 percent of the revenue decline.  Revenue in Established ROW was down 14 percent, largely due to an 84 percent decline in Crestor sales in Canada as a result of generic competition. Revenue in Emerging Markets was up 6 percent, with good growth in China, Saudi Arabia and Russia.

Core gross profit in the fourth quarter declined by 15 percent, in line with the decline in revenue.  Core gross margin as a percentage of revenue was 81.6 percent, unchanged from last year.  Product mix was unfavourable to gross margin; benefits from the absence of Aptium and lower net expense related to our accounting for the amendments to the Merck second option were favourable (see Note 6).

As expected, expenditures in Core SG&A in the fourth quarter were the highest of the year, although they were still 10 percent lower than the fourth quarter in 2011.  Lower selling and marketing costs, largely in the developed markets, reflect both disciplined management and the benefits of restructuring.  These savings were partially offset by increased promotional investment in Emerging Markets.  Core SG&A also includes a full quarter of intangible asset amortisation costs related to the expanded diabetes alliance, which amounted to $47 million in the quarter. The excise fee imposed by the enactment of US healthcare reform measures amounted to 2.6 percent of Core SG&A expense in the quarter.

Core other income was $162 million, down 30 percent compared with the fourth quarter 2011, which included a number of small one-off gains.  Royalty income was also lower than last year.

Core Pre-R&D operating profit was down 18 percent to $3,758 million in the fourth quarter.  Core Pre-R&D operating margin was 51.5 percent of revenue, 2.2 percentage points lower than last year on higher Core SG&A expense as a percentage of revenue and lower Core other operating income.

Core R&D expense was down 28 percent in the fourth quarter.  Intangible impairment costs were just $39 million compared with $467 million in the fourth quarter 2011.  Excluding impairment charges, Core R&D expense in the quarter was down around 3 percent, as increased spending on new in-licensed, acquired or partnered projects was more than offset by restructuring benefits and other savings.

Core operating profit in the fourth quarter was down 13 percent to $2,532 million, slightly less than the decline in revenue due to lower R&D expense driven by the lower intangible impairments.  Core operating margin was 34.7 percent of revenue, 90 basis points higher than last year.

In contrast to the double-digit decline in Core operating profit, Core earnings per share in the fourth quarter were up 1 percent to $1.56.  Core EPS in the fourth quarter 2012 benefited from a $230 million ($0.18) adjustment to deferred tax balances following substantive enactment of a reduction in the Swedish corporation tax rate (from 26.3 percent to 22 percent) which took place during the fourth quarter.  Core EPS in 2012 also benefited from the lower number of shares outstanding from net share repurchases.

Reported operating profit in the fourth quarter was down 6 percent to $1,964 million; Reported EPS was up 10 percent to $1.22.  The improvement in rate of change compared with the respective Core measures is chiefly due to lower restructuring costs in 2012 ($398 million) compared with last year ($659 million).

Full Year

All financial figures, except earnings per share, are in $ millions.  Weighted average shares in millions.

	Reported 2012	Restructuring	Merck & MedImmune Amortisation	Intangible Impairments	Legal Provisions & Other	Core 2012	Core 2011	Actual %	CER %
Revenue	27,973	-	-	-	-	27,973	33,591	(17)	(15)
Cost of Sales	(5,393)	136	-	-	-	(5,257)	(5,972)
Gross Profit	22,580	136	-	-	-	22,716	27,619	(18)	(16)
% sales	80.7%					81.2%	82.2%	-1.0	-0.9
Distribution	(320)	-	-	-	-	(320)	(346)	(8)	(5)
% sales	1.1%					1.2%	1.0%	-0.2	-0.2
R&D	(5,243)	791	-	-	-	(4,452)	(5,033)	(12)	(11)
% sales	18.8%					15.9%	15.0%	-0.9	-0.7
SG&A	(9,839)	631	534	-	133	(8,541)	(9,918)	(14)	(12)
% sales	35.2%					30.5%	29.5%	-1.0	-0.9
Other Income	970	-	57	-	-	1,027	845	22	24
% sales	3.5%					3.7%	2.5%	+1.2	+1.1
Operating Profit	8,148	1,558	591*	-	133**	10,430	13,167	(21)	(18)
% sales	29.1%					37.3%	39.2%	-1.9	-1.6
Net Finance Expense	(430)	-	-	-	-	(430)	(428)
Profit before Tax	7,718	1,558	591	-	133	10,000	12,739	(22)	(19)
Taxation	(1,391)	(375)	(87)*	-	(32)	(1,885)	(2,797)
Profit after Tax	6,327	1,183	504	-	101	8,115	9,942	(18)	(16)
Non-controlling Interests	(30)	-	-	-	-	(30)	(33)
Net Profit	6,297	1,183	504	-	101	8,085	9,909	(18)	(16)
Weighted Average Shares	1,261	1,261	1,261	1,261	1,261	1,261	1,361
Earnings per Share	4.99	0.94	0.40	-	0.08	6.41	7.28	(12)	(9)

*
Of the $591 million amortisation adjustment, $362 million is related to MedImmune, with a corresponding tax adjustment of $87 million; Merck related amortisation was $229 million, which carries no tax adjustment.

**	Includes $61 million of acquisition related expenses.

Revenue for the full year was down 15 percent at CER and declined by 17 percent on an actual basis as a result of the negative impact of exchange rate movements.  More than 13 percentage points of the decline (approximately $4.5 billion) was related to loss of exclusivity on several brands in the portfolio, with the largest impact from Seroquel IR.  The disposals of Astra Tech and Aptium accounted for around 1.7 percentage points of the year-on-year change.  US revenue was down 21 percent; revenue in the Rest of World was down 11 percent.

Core gross margin was 81.2 percent of revenue, 0.9 percentage points lower than Core gross margin last year, which benefited from the settlement with PDL Biopharma in the first quarter 2011.  For 2012, benefits from the absence of Astra Tech and Aptium were more than offset by an unfavourable impact from product mix.

Expenditures in Core SG&A were 12 percent lower than last year, a result of restructuring benefits and spending discipline partially offset by inclusion of amortisation expense related to the expansion of the diabetes alliance and increased promotional investment in Emerging Markets.  The excise fee imposed by the enactment of US healthcare reform measures amounted to 2.8 percent of Core SG&A expense for the year.

Core other income for the full year was up 24 percent, reflecting the $250 million of income recorded in the third quarter 2012 from the sale of OTC rights for Nexium.

Core Pre-R&D operating profit was down 16 percent to $14,882 million.  Core Pre-R&D operating margin was 53.2 percent of revenue, 90 basis points lower than last year, as the benefit from higher Core other income was more than offset by higher Core cost of sales and Core SG&A expense as a percentage of revenue.

Core R&D expense for the full year was down 11 percent, despite absorbing higher costs from new spending on in-licensed, acquired or partnered projects, as these were more than offset by restructuring benefits and significantly lower intangible impairments in 2012 compared with last year.

Core operating profit for the full year was down 18 percent to $10,430 million.  Core operating margin was 37.3 percent of revenue, down 1.6 percentage points.  An unfavourable impact from lower Core gross margin combined with higher Core R&D and SG&A expenses as a percentage of revenue was only partially mitigated by the increased Core other income for the year.

Core earnings per share were $6.41, down 9 percent compared with last year, lower than the decline in Core operating profit as a result of the benefits from net share repurchases and a lower tax rate.

Reported operating profit for the full year was down 34 percent to $8,148 million; reported EPS was down 29 percent to $4.99.  The larger declines compared with the respective Core financial measures are the result of the $1,483 million benefit to reported other income in 2011 from the sale of Astra Tech (which was excluded from Core measures), together with higher restructuring and amortisation costs in 2012 ($2,149 million) compared with last year ($1,698 million).

Enhancing Productivity

Since 2007, AstraZeneca has undertaken significant efforts to restructure and reshape its business to improve long-term competitiveness.

The first phase was completed in 2009.

The second phase, which featured a significant change programme in the Research and Development function, commenced in 2010.  The restructuring actions for this phase of the programme were completed in 2011, at a total programme cost of $2.1 billion.  Headcount changes, involving an estimated 9,000 positions, are also complete.  Total annual benefits of $1.9 billion are to be delivered by the end of 2014, of which $1.5 billion have been achieved by the end of 2012.

A third phase of restructuring was announced in February 2012.  This phase, comprised of initiatives across the supply chain, SG&A and R&D, carries an estimated programme cost of $2.1 billion (approximately $1.7 billion in cash costs).  Restructuring costs of $1,558 million associated with this third phase were taken in 2012, together with the $261 million that was charged in the fourth quarter 2011.  Most of the remaining costs of approximately $300 million will be taken in 2013.  To date, actions involving around 6,300 of the estimated 7,300 positions to be impacted have been completed.  When completed, this phase will deliver an estimated $1.6 billion in annual benefits by the end of 2014, of which approximately $350 million have been realised by the end of 2012.

These restructuring programmes are delivering their targeted benefits, and continue to provide the headroom to make appropriate investments to drive future growth and value, such as Emerging Markets commercial infrastructure and expansion of our research capabilities in Biologics.

Finance Income and Expense

Net finance expense was $430 million for the year, compared with $428 million in 2011 ($110 million for the quarter versus $115 million in 2011). Net fair value losses on long-term debt and derivatives were $10 million for the year, versus $4 million gains in 2011. This was partially offset by reduced net finance cost on the Group’s pension schemes.

Taxation

The Reported tax rate for the fourth quarter was 17.3 percent (2011: 27.2 percent) and 18.0 percent for the full year (2011: 19.0 percent). The Reported tax rate for the year benefited from a $230 million adjustment to deferred tax balances following substantive enactment during the fourth quarter of a reduction in the Swedish corporation tax rate from 26.3 percent to 22 percent effective 1 January 2013 and a previously disclosed $240 million adjustment in respect of prior periods following the favourable settlement of a transfer pricing matter during the second quarter. Excluding these items, the Reported tax rate for the year was 24.1 percent; this tax rate is applied to the taxable Core adjustments to operating profit, resulting in a Core tax rate for the year of 18.9 percent.

The Group’s Reported tax rate for 2013 is anticipated to be around 23 percent.

The Reported tax rate for last year benefited from a non-taxable gain on the disposal of Astra Tech and a favourable adjustment to tax provisions of $520 million following the announcement in March 2011 that HM Revenue & Customs in the UK and the US Internal Revenue Service had agreed the terms of an Advance Pricing Agreement regarding transfer pricing arrangements for AstraZeneca’s US business for the period from 2002 to the end of 2014 and a related valuation matter. Excluding these benefits, the Reported tax rate for last year was 26.4 percent.

Cash Flow

Cash generated from operating activities was $6,948 million in the year to 31 December 2012, compared with $7,821 million in 2011. Lower tax payments only partially offset the lower operating profit.

Net cash outflows from investing activities were $1,859 million in the year compared with $2,022 million in 2011. During 2012, cash outflows on externalisation were $5.1 billion, driven by the acquisition of Ardea and the purchase of Amylin intangibles. This was partially offset by $3.6 billion of cash inflows from the sale of short-term investments. 2011 included $1.8 billion of cash inflow on the divestment of Astra Tech and an outflow of $2.7 billion on the purchase of short-term investments.

Net cash distributions to shareholders were $5,871 million through net share repurchases of $2,206 million and $3,665 million from the payment of the second interim dividend from 2011 and the first interim dividend from 2012.

Debt and Capital Structure

At 31 December 2012, outstanding gross debt (interest-bearing loans and borrowings) was $10,310 million (31 December 2011: $9,328 million). Of the gross debt outstanding at 31 December 2012, $901 million is due within one year (31 December 2011: $1,990 million).

During September 2012, the Company issued $2 billion of new long-term debt in two tranches: $1 billion maturing in 2019 with a coupon of 1.95 percent and $1 billion maturing in 2042 with a coupon of 4.00 percent.  Net proceeds of $1.98 billion from the issue were used to repay a $1.75 billion bond with a coupon of 5.40 percent maturing in September 2012 and for general corporate purposes.

At 31 December 2012 the Company had $774 million of commercial paper borrowings outstanding (31 December 2011: $nil), with various short term maturities all within 90 days.

Net funds at 1 January 2012 of $2,849 million have decreased to a net debt position of $1,369 million at 31 December 2012, primarily as a result of the net cash outflow described in the cash flow section above.

Dividends and Share Repurchases

The Board has recommended a second interim dividend of $1.90 (120.5 pence, 12.08 SEK) to be paid on 18 March 2013.  This brings the full year dividend to $2.80 (178.6 pence, 18.34 SEK).

This dividend is consistent with the progressive dividend policy, by which the Board intends to maintain or grow the dividend each year.  In adopting this policy, the Board recognised that some earnings fluctuations are to be expected as the Company’s revenue base transitions through this period of exclusivity losses and new product launches.  The Board’s view is that the annual dividend will not just reflect the financial performance of a single year taken in isolation, but reflect its view of the earnings prospects for the Group over the entirety of the investment cycle.

The Company has revised the basis by which it assesses dividend cover.  The previous basis was a dividend cover target of two times (ie a payout ratio of 50 percent) based on reported earnings (before restructuring costs).  With the adoption of new definitions of Core financial measures, the dividend cover target is now two times based on Core earnings on the new definition.  In the context of the earnings fluctuations that are to be expected as the Company’s revenue base transitions through this period of exclusivity losses and new product launches, the Board recognizes that dividend cover in any year is likely to vary from the two times target level through the investment cycle.

In setting the distribution policy and the overall financial strategy, the Board’s aim is to continue to strike a balance between the interests of the business, our financial creditors and our shareholders. After providing for business investment, funding the progressive dividend policy and meeting our debt service obligations, the Board will keep under review the opportunity to return cash in excess of these requirements to shareholders through periodic share repurchases.

During 2012 the Group repurchased 57.8 million shares for a total of $2,635 million whilst 12.2 million shares were issued in consideration of share option exercises for a total of $429 million. On 1 October 2012, the Company announced the suspension of its share repurchase programme for 2012.

The Board has decided that no share repurchases will take place in 2013 in order to maintain the flexibility to invest in the business.

The total number of shares in issue at 31 December 2012 was 1,247 million.

Future Prospects

The financial performance for the full year 2012 was defined by the significant revenue decline associated with the loss of exclusivity for several products.  Seroquel IR alone declined by $3 billion; regional losses of exclusivity for Atacand, Nexium and Crestor combined for a further negative impact of more than $1 billion.  Against this revenue profile, spending discipline and restructuring benefits can only be expected to partially mitigate the impact on Core profits and margins, particularly as investments to drive future growth and value are to be made.  A larger decline in Core EPS for 2012 was averted by the favourable impact of two tax-related items ($0.19 from the tax provision release in the second quarter and $0.18 from the adjustment to deferred tax balances in the fourth quarter) and $0.16 from the sale of OTC rights for Nexium in the third quarter.

For 2013, challenging market conditions will persist, including continued government interventions in price.  The revenue impact from the loss of exclusivity will continue to affect our performance, with the first quarter particularly challenging since Seroquel IR and Crestor (in Canada) have not yet reached the twelve month anniversary since generics entered the market.  For the full year 2013, the Company anticipates a mid-to-high single digit decline in revenue on a constant currency basis.

Productivity and efficiency programmes will continue to deliver their target levels of savings.  These will provide the necessary headroom to invest behind key growth platforms and in progressing the pipeline, with the aim to hold Core operating costs (combined Core R&D and SG&A expense) to a slight increase in 2013 compared with 2012 on a constant currency basis.  Core other income is expected to be under $600 million for the year.  The Reported tax rate for 2013 is anticipated to be around 23 percent.

As previously disclosed, with effect from the first quarter 2013, the Company will report its results using an updated definition of Core financial measures.  In anticipation of this change, detailed reconciliations between the Reported basis, the previously disclosed Core basis and the newly defined Core basis have now been provided for 2011 and 2012 (see below for the fourth quarter and full year 2012 reconciliations).

Adjusting the Core financial performance for 2012 to the new Core basis, Core EPS for the year would have been $6.87.  With a revenue and operating cost profile in line with our guidance, Core EPS will decline significantly more than revenue in 2013.

In January 2010, the Company outlined planning assumptions for revenue and margin evolution for the period 2010 to 2014.  With 2013 guidance now in place, and in the context of an update to Company strategy, these planning assumptions have been withdrawn.

The Company will conduct a Capital Markets day on 21 March 2013, with the purpose of providing a more detailed exposition of its strategic priorities.

Financial guidance for 2013 has been based on January 2013 average exchange rates for our principal currencies.  This guidance takes no account of the likelihood that average exchange rates for the remainder of 2013 may differ materially from the rates upon which our financial guidance is based.  An estimate of the sales and earnings sensitivity to movements of our major currencies versus the US dollar is provided in conjunction with the Full Year 2012 results announcement, and can be found on the AstraZeneca website, www.astrazeneca.com/investors.

Definition of Core Financial Measures

As previously announced, with effect from first quarter results 2013, the Company will update its definition of Core financial measures to exclude all intangible asset amortisation charges and impairments, except those for IS-related intangibles. Here, we provide detailed reconciliations from the tables included in the Operating and Financial Review above to the revised Core definition for Q4 2012 and Full Year 2012.

Full Year 2012
All financial figures, except earnings per share, are in $ millions.  Weighted average shares in millions.

	Core 2012	Actual %	CER %	Amortisation	Intangible Impairments	Revised Core 2012	Actual %	CER %
Revenue	27,973	(17)	(15)	-	-	27,973	(17)	(15)
Cost of Sales	(5,257)			325	-	(4,932)
Gross Profit	22,716	(18)	(16)	325	-	23,041	(17)	(15)
% sales	81.2%	-1.0	-0.9			82.4%	-0.2	-0.2
Distribution	(320)	(8)	(5)	-	-	(320)	(8)	(5)
% sales	1.2%	-0.2	-0.2			1.2%	-0.2	-0.2
R&D	(4,452)	(12)	(11)	25	186	(4,241)	(5)	(4)
% sales	15.9%	-0.9	-0.7			15.1%	-1.8	-1.6
SG&A	(8,541)	(14)	(12)	152	-	(8,389)	(15)	(13)
% sales	30.5%	-1.0	-0.9			30.0%	-0.7	-0.6
Other Income	1,027	22	24	41	-	1,068	26	29
% sales	3.7%	+1.2	+1.1			3.8%	+1.3	+1.3
Operating Profit	10,430	(21)	(18)	543	186	11,159	(20)	(17)
% sales	37.3%	-1.9	-1.6			39.9%	-1.6	-1.3
Net Finance Expense	(430)			-	-	(430)
Profit before Tax	10,000	(22)	(19)	543	186	10,729	(20)	(18)
Taxation	(1,885)			(107)	(45)	(2,037)
Profit after Tax	8,115	(18)	(16)	436	141	8,692	(17)	(15)
Non-controlling Interests	(30)			-	-	(30)
Net Profit	8,085	(18)	(16)	436	141	8,662	(17)	(15)
Weighted Average Shares	1,261			1,261	1,261	1,261
Earnings per Share	6.41	(12)	(9)	0.35	0.11	6.87	(11)	(8)

Fourth Quarter 2012
All financial figures, except earnings per share, are in $ millions.  Weighted average shares in millions.

	Core 2012	Actual %	CER %	Amortisation	Intangible Impairments	Revised Core 2012	Actual %	CER %
Revenue	7,282	(16)	(15)	-	-	7,282	(16)	(15)
Cost of Sales	(1,337)			127	-	(1,210)
Gross Profit	5,945	(16)	(15)	127	-	6,072	(15)	(14)
% sales	81.6%	-0.2	-			83.4%	+1.2	+1.2
Distribution	(79)	(7)	(7)	-	-	(79)	(7)	(7)
% sales	1.1%	-0.1	-0.1			1.1%	-0.1	-0.1
R&D	(1,226)	(28)	(28)	7	39	(1,180)	(4)	(4)
% sales	16.8%	+2.7	+3.1			16.2%	-2.1	-1.8
SG&A	(2,270)	(11)	(10)	66	-	(2,204)	(13)	(12)
% sales	31.2%	-1.7	-1.6			30.3%	-1.1	-0.8
Other Income	162	(30)	(30)	24	-	186	(20)	(20)
% sales	2.2%	-0.5	-0.5			2.6%	-0.1	-0.1
Operating Profit	2,532	(15)	(13)	224	39	2,795	(20)	(18)
% sales	34.7%	+0.2	+0.9			38.4%	-2.2	-1.6
Net Finance Expense	(110)			-	-	(110)
Profit before Tax	2,422	(16)	(13)	224	39	2,685	(21)	(18)
Taxation	(466)			(55)	(12)	(533)
Profit after Tax	1,956	(7)	(4)	169	27	2,152	(14)	(11)
Non-controlling Interests	(13)			-	-	(13)
Net Profit	1,943	(8)	(4)	169	27	2,139	(14)	(11)
Weighted Average Shares	1,246			1,246	1,246	1,246
Earnings per Share	1.56	(3)	1	0.14	0.02	1.72	(10)	(7)

Research and Development Update

A comprehensive update of the AstraZeneca R&D pipeline is presented in conjunction with this Full Year 2012 results announcement, and is available on the Company’s website.

The AstraZeneca pipeline now includes 84 projects, of which 71 are in the clinical phase of development and 13 are either approved, launched or filed.  There are 11 new molecular entity (NME) projects currently in late stage development, either in Phase III or under regulatory review.  During 2012, across the portfolio, 39 projects have successfully progressed to their next phase (including 12 molecules entering first human testing) and 19 projects have been withdrawn.

The approval of Forxiga (dapagliflozin) in the European Union in November was the highlight of a productive year for the Research and Development function.  The launch roll-out of this new first-in-class treatment for diabetes should make an important contribution to patient care.  Extensive discussions with the US Food and Drug Administration (FDA) have continued since receipt of a Complete Response Letter in January 2012, and together with our alliance partner Bristol-Myers Squibb, we expect to resubmit the New Drug Application in mid-2013.

Other product approval highlights included European regulatory approvals for Zinforo (a new intravenous cephalosporin antibiotic) and Caprelsa (for treatment of advanced medullary thyroid cancer).  In March, the Company received an approval from the US FDA for FluMist Quadrivalent (Influenza Vaccine Live, Intranasal), the first four-strain influenza vaccine approved by the FDA.  Our portfolio in Japan was strengthened by approvals for Symbicort SMART and for the COPD indication, as well as for the combination use of Nexium and low-dose aspirin.  A further 24 approvals for Brilinta/Brilique were achieved during 2012, including China during the fourth quarter.

Brodalumab, a human monoclonal antibody that binds to and blocks signaling via the IL-17 receptor, is one of five monoclonal antibodies included in our joint development and commercialisation collaboration with Amgen.  A Phase III programme investigating brodalumab for the treatment of moderate to severe psoriasis commenced in the third quarter 2012.

Selected pipeline developments since the third quarter 2012 update include:

Forxiga

On 14 November 2012, AstraZeneca and Bristol-Myers Squibb Company announced that the European Commission has approved Forxiga (dapagliflozin) tablets for the treatment of type 2 diabetes in the European Union (EU).  Forxiga is a selective and reversible inhibitor of sodium-glucose cotransporter 2 (SGLT2) that works independently of insulin to help remove excess glucose from the body, a unique mode of action not seen in any other currently available treatments for type 2 diabetes. This is the first medicine in the new SGLT2 class to gain regulatory approval for the treatment of type 2 diabetes, a disease in which high unmet medical need exists.

Forxiga tablets are indicated as a once-daily oral medication to improve glycaemic control in adult patients with type 2 diabetes. Forxiga is intended to be used as an adjunct to diet and exercise in combination with other glucose-lowering medicinal products, including insulin, or as a monotherapy in metformin-intolerant patients.

Naloxegol

On 12 November 2012, the Company announced positive top-line results from two Phase III trials and one safety extension trial in patients with non-cancer related pain and opioid-induced constipation (OIC). These Phase III KODIAC trials evaluated the safety and efficacy of naloxegol, an oral peripherally-acting, mu-opioid receptor antagonist for the treatment of OIC, a common side effect of prescription opioids.

KODIAC-04 and -05 are both multicentre, randomised, double-blind, placebo-controlled pivotal trials of 12 weeks duration evaluating 12.5mg and 25mg naloxegol administered once-daily. The primary endpoint in both trials was percentage of OIC responders versus placebo over 12 weeks of treatment where a responder was defined as having at least three Spontaneous Bowel Movements (SBM) per week, with at least one SBM per week increase over baseline, for at least nine out of 12 weeks, and at least three out of the last four weeks. Under the design of both trials, statistical significance for the primary endpoint would be achieved if at least one of the two naloxegol doses had a p-value <0.025 compared with placebo.

Analysis of the data indicates that in KODIAC-04 both naloxegol doses (12.5mg and 25mg) demonstrated statistically significant results for the primary endpoint. P-values were 0.015 and 0.001 respectively.

In KODIAC-05, the 25mg dose demonstrated a statistically significant result for the primary endpoint but the 12.5mg dose did not. P-values were 0.202 for 12.5mg and 0.021 for 25mg.

The analyses also showed no clinically relevant imbalances in serious adverse events (SAEs), including externally adjudicated major cardiovascular events, across the three treatment arms in the KODIAC-04, -05 and -07 trials. The most common adverse events (AEs) in the naloxegol treatment arms in both trials were abdominal pain, diarrhea and nausea. In KODIAC-07, (the safety extension of KODIAC-04) the occurrence of AEs and SAEs was lower than in KODIAC-04 and -05. Among non serious adverse events, arthralgia was the most common and was reported only in patients in the naloxegol 25mg arm. All other common AEs were distributed similarly across the three treatment arms. In KODIAC-04 and -05 for either naloxegol dose, compared to placebo, there were no significant differences in change from baseline in mean daily pain scores or mean total daily opioid dose. A full assessment of the safety and tolerability findings of all three studies is ongoing.

Naloxegol is part of the exclusive worldwide license agreement announced on 21 September 2009 between AstraZeneca and Nektar Therapeutics.

The three trials reporting top-line results included KODIAC-04, -05, and -07. KODIAC-04 and -05 are replicate pivotal 12-week efficacy and safety trials, while KODIAC-07 is a 12-week safety extension of KODIAC-04. After initial locking of the database for KODIAC-05, data associated with one patient that was previously assessed as non-retrievable was found to be retrievable. These data were added to the database and the database was again locked and underwent a final analysis. All three trials were conducted in patients with non-cancer pain and documented OIC, who require daily opioid therapy.

Enrolment is complete for the open-label, randomised, 52-week long-term safety trial (KODIAC-08) and the trial is expected to be completed by Q1 2013.

Fostamatinib

On 13 December 2012, the Company announced top-line results of OSKIRA-4, a Phase IIb monotherapy study of fostamatinib, the first kinase inhibitor with selectivity for SYK (spleen tyrosine kinase) in development as an oral treatment for rheumatoid arthritis (RA).

OSKIRA-4 was a six month study evaluating improvements in signs and symptoms of RA in 280 patients who had never previously used a disease-modifying anti-rheumatic drug (DMARD), were DMARD intolerant or had an inadequate response to DMARDs and were randomised to receive fostamatinib as a monotherapy, adalimumab as a monotherapy, or placebo. Three dose regimens of fostamatinib were evaluated in OSKIRA-4: 100mg twice daily, 100mg twice daily for a month followed by 150mg once daily, and 100mg twice daily for a month followed by 100mg once daily.

OSKIRA-4 had two primary objectives – a superiority comparison to placebo at 6 weeks and a non-inferiority analysis against adalimumab monotherapy at 24 weeks as measured by change from baseline in DAS28 score (a composite endpoint assessing signs and symptoms of RA).

In the OSKIRA-4 study, fostamatinib as a monotherapy met the first primary objective, showing a statistically significant superior DAS28 score change from baseline compared to placebo at 6 weeks at the 100mg twice daily dose and the 100mg twice daily for a month followed by 150mg once daily dose, but not at the 100mg twice daily for a month followed by 100mg once daily dose.

The OSKIRA-4 study did not meet its second primary objective as all fostamatinib monotherapy doses were inferior to adalimumab monotherapy at week 24 based on DAS28.

The safety and tolerability findings for fostamatinib as reported in the OSKIRA-4 study were generally consistent with those previously observed in the TASKi Phase II programme.

A more comprehensive assessment of the benefit/risk profile of fostamatinib used in combination with a DMARD is being undertaken in the pivotal studies that form the OSKIRA Phase III programme which are on track to report in the first half of 2013, and would form the basis of regulatory submissions.

Regulatory filings in the US and EU for use in combination with a DMARD based on the OSKIRA Phase III programme, are expected in the fourth quarter of 2013.

Revenue

All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated.

A full analysis of the Group’s revenue by product and geographic area is shown in Notes 8 and 9.

	Fourth Quarter			Full Year
	2012	2011	CER	2012	2011	CER
	$m	$m	%	$m	$m	%
Gastrointestinal
Nexium	1,047	1,067	-1	3,944	4,429	-10
Losec/Prilosec	156	248	-36	710	946	-24

Cardiovascular
Crestor	1,622	1,771	-7	6,253	6,622	-4
Onglyza	88	71	+24	323	211	+53
Byetta	47	-	n/m	74	-	n/m
Bydureon	26	-	n/m	37	-	n/m
Brilinta/Brilique	38	5	n/m	89	21	+348
Atacand	202	346	-41	1,009	1,450	-27
Seloken /Toprol-XL	256	236	+10	918	986	-4

Respiratory & Inflammation
Symbicort	891	839	+8	3,194	3,148	+5
Pulmicort	242	223	+9	866	892	-1

Oncology
Zoladex	271	298	-7	1,093	1,179	-5
Arimidex	122	166	-25	543	756	-26
Casodex	112	142	-19	454	550	-16
Iressa	160	149	+10	611	554	+12
Faslodex	175	149	+20	654	546	+24
Caprelsa	8	4	+125	27	8	+250

Neuroscience
Seroquel	476	1,546	-69	2,803	5,828	-51
Seroquel IR	94	1,148	-92	1,294	4,338	-70
Seroquel XR	382	398	-3	1,509	1,490	+4
Zomig	39	101	-60	182	413	-54
Vimovo	18	14	+29	65	34	+97

Infection and other
Synagis	503	411	+22	1,038	975	+6
Merrem	106	114	-5	396	583	-29
FluMist	32	34	-6	181	161	+12

Gastrointestinal

•
In the US, Nexium sales in the fourth quarter were $597 million, down 3 percent compared with the fourth quarter last year.  Dispensed retail tablet volume declined by around 10 percent.  A significant decline in low margin Medicaid prescriptions has resulted in an increase in average selling prices due to this change in mix.  Nexium sales in the US for the full year were down 5 percent to $2,272 million.

•
Nexium sales in other markets in the fourth quarter were unchanged at $450 million.  Sales in Western Europe were down 34 percent, largely the result of generic competition.  Sales in Established Rest of World were up 11 percent on a good performance in Japan since early October with the lifting of the measure within the Ryotanki regulations that restricts prescriptions for products in their first year on the market to a two week supply.  Sales in Emerging Markets increased by 20 percent fuelled by a 47 percent increase in China and a good performance in Emerging Europe.   Nexium sales in other markets were down 15 percent for the full year to $1,672 million.

•	Losec sales in markets outside the US were down 36 percent in the fourth quarter to $151 million, largely on lower sales in Japan. Sales for the full year were down 24 percent to $680 million.
Cardiovascular

•
In the US, Crestor sales in the fourth quarter were $862 million, up 2 percent.  Total prescriptions for statin products in the US increased by 2 percent.  Crestor total prescriptions were down 6 percent.  In what has been a resilient performance following the introduction of a large number of generic atorvastatin products, there has been some volume decline.  In addition, the fourth quarter also reflects an unfavourable comparison to the prior year, where the label changes for simvastatin resulted in an uplift in switches to Crestor.  Prescriptions in the current quarter also reflect the decision not to pursue the low margin Medicaid segment, where the impact began to be evident in the third quarter.  Crestor sales for the full year in the US were up 3 percent to $3,164 million.

•
Crestor sales in the Rest of World in the fourth quarter were down 16 percent to $760 million reflecting the loss of exclusivity in Canada in April 2012 arising from settlements of patent litigation.  As a result, sales in Canada were down 84 percent in the fourth quarter.  Excluding Canada, Rest of World sales were unchanged.  Sales in Western Europe were down 1 percent.  There was good growth in Japan and in Emerging Markets, however this was broadly offset by declines in Australia and New Zealand.  Crestor sales in the Rest of World for the full year were down 9 percent to $3,089 million.

•
Alliance revenue from the Onglyza collaboration with Bristol-Myers Squibb was up 24 percent in the fourth quarter to $88 million, of which $63 million was in the US and $25 million in other markets.  Onglyza share of total prescriptions for DPP4 products in the US was 11.8 percent in December 2012.  Kombiglyze XR added a further 6.0 percent, bringing the total franchise share to 17.8 percent, up 1.3 percentage points since December 2011. Worldwide alliance revenue for the full year was $323 million, a 53 percent increase. Launches in Europe for Komboglyze (saxagliptin and metformin HCl immediate-release fixed dose combination) commenced in the fourth quarter 2012.

•
Global sales of Brilinta/Brilique were $38 million in the fourth quarter, of which $22 million was in Western Europe.   Around 40 percent of Western Europe sales were in Germany, where within the target hospitals where Brilique is on protocol, Brilique continues to be the leading oral antiplatelet for incident ACS patients, ahead of prasugrel and clopidogrel; Brilique is the number two product in retail dynamic market share, accounting for 10.1 percent of oral antiplatelet therapy.

•
Brilinta sales in the US in the fourth quarter were $9 million, in line with dispensed demand.  We continue to make steady progress in terms of formulary access, protocol adoption and product trial rates by interventional cardiologists.  Total prescriptions for Brilinta in the US in the fourth quarter were 46 percent higher than the third quarter 2012.

•	Global sales of Brilinta/Brilique were $89 million for the full year.
•
US sales of Atacand were down 26 percent in the fourth quarter, to $32 million. Loss of exclusivity for both monotherapy and the diuretic combination products occurred in December, but the only generic product to launch so far is the diuretic combination form.  Sales for the full year were down 18 percent to $150 million.

•
Atacand sales in other markets were down 43 percent to $170 million in the fourth quarter, largely due to the loss of exclusivity in Western Europe, where sales were down 64 percent. Sales in the Rest of World for the full year were $859 million, down 29 percent.

•
US sales of the Toprol-XL product range, which includes sales of the authorised generic, increased by 10 percent in the fourth quarter to $98 million.  Prescription volume was relatively flat, and average realised selling prices were lower following the launch of another competitor; the sales increase was the result of a favourable impact from adjustments to product return reserves.  Sales for the full year in the US were down 21 percent to $320 million.

•	Sales of Seloken in other markets in the fourth quarter were up 10 percent to $158 million on 17 percent growth in Emerging Markets. Sales for the full year were up 7 percent to $598 million.
Respiratory and Inflammation

•
Symbicort sales in the US were $273 million in the fourth quarter, a 13 percent increase over last year.  Total prescriptions for Symbicort were up 15 percent compared to a 4 percent increase in the market for fixed combination products.  Symbicort share of total prescriptions for fixed combination products reached 22.3 percent in December 2012, up 2 percentage points since December 2011.  Market share of patients newly starting combination therapy is 27.7 percent.  Symbicort sales in the US for the full year exceeded $1 billion for the first time, with sales up 19 percent to $1,003 million.

•
Symbicort sales in other markets in the fourth quarter were $618 million, up 6 percent.  Sales in Western Europe were down 1 percent.  Sales in Established Rest of World were up 23 percent, with sales in Japan up 43 percent reflecting the phasing of shipments to our marketing partner.  Market share in Japan is up more than 7 percentage points since the beginning of the year, driven by the launch of Symbicort SMART and the indication for COPD.  Sales in Emerging Markets were up 8 percent, including good growth in Russia and China.  Symbicort sales in the Rest of World for the full year were unchanged at $2,191 million.

•	US sales of Pulmicort were down 8 percent in the fourth quarter to $56 million. Sales for the full year were down 16 percent to $233 million.
•
Pulmicort sales in the Rest of World were up 15 percent in the fourth quarter to $186 million, largely on a 70 percent increase in China.  Rest of World sales for Pulmicort for the full year were $633 million, 6 percent higher than last year.

Oncology

•	Arimidex sales in the US were $4 million in the fourth quarter, and were $21 million for the full year.
•
Arimidex sales in the fourth quarter in the Rest of World were down 25 percent to $118 million.  Sales in Western Europe were down 44 percent in the quarter to $24 million, reflecting loss of exclusivity.  Sales in Japan, which accounted for more than half of ROW revenue in the quarter, were unchanged.  Sales in Emerging Markets were down 28 percent. Arimidex sales for the full year in the Rest of World were down 25 percent to $522 million.

•
Outside of the US, sales for Casodex in the fourth quarter were down 22 percent to $112 million.  Nearly two-thirds of worldwide revenue is in Japan, where sales were down 21 percent in the fourth quarter.  Sales were down 29 percent in Western Europe.  Sales in Emerging Markets were down 21 percent.  Casodex sales in the Rest of World for the full year were $457 million, down 17 percent.

•
Iressa sales in the fourth quarter were up 10 percent to $160 million.  Sales in Emerging Markets were up 7 percent.  Sales in Western Europe were up 15 percent.  Sales in Japan were up 9 percent.  Worldwide sales of Iressa for the full year increased 12 percent to $611 million.

•
Faslodex sales in the US in the fourth quarter were up 15 percent, reaching $83 million.  With three-quarters of US patients now receiving the 500mg dosage regimen, most of the volume increase is now coming from an increase in the number of patients treated with Faslodex.  US sales for the full year were up 17 percent to $310 million.

•
Faslodex sales in the Rest of World were up 25 percent to $92 million in the fourth quarter, with Japan accounting for more than three-quarters of the increase on strong launch uptake.  Sales in Western Europe were unchanged, as volume growth was offset by lower prices driven by the impact of price cuts in France.  Sales in Emerging Markets were up 14 percent.  Sales in the Rest of World for the full year increased 30 percent to $344 million.

Neuroscience

•
In the US, sales of Seroquel IR were negative in the quarter as a result of unfavourable adjustments to rebate reserves (due to higher than expected utilisation in Medicaid programmes).  In December 2012, Seroquel IR share of total prescriptions for the quetiapine molecule had fallen to 2.8 percent.  US sales of Seroquel IR for the full year were down 79 percent to $697 million.

•
Sales of Seroquel XR in the US were $213 million in the fourth quarter, $1 million lower than the fourth quarter last year.  Total prescriptions for Seroquel XR were down 8 percent, compared with 1 percent for the US antipsychotic market.    US sales of Seroquel XR for the full year were up 4 percent to $811 million.

•
Sales of Seroquel IR in the Rest of World were down 55 percent to $106 million in the fourth quarter, chiefly on a 77 percent decline in Western Europe.  Sales in Established Rest of World were down 37 percent.  Sales in Emerging Markets were down 19 percent.  Sales in the Rest of World for Seroquel IR for the full year were down 38 percent to $597 million.

•
Sales of Seroquel XR in the Rest of World were down 5 percent to $169 million in the fourth quarter.  Sales in Western Europe were down 16 percent, chiefly the result of generic launches in some markets, partially offset by good launch progress in France.  Seroquel XR sales were up 17 percent in Established Rest of World and were up 18 percent in Emerging Markets.  Seroquel XR sales in the Rest of World for the full year were $698 million, an increase of 5 percent over last year.

•
Zomig sales in the US were $2 million in the fourth quarter.  US commercial rights for Zomig have been licensed to Impax Laboratories; AstraZeneca’s commercial contribution from Zomig in the US is now realised in other income, rather than in revenue.  Zomig sales in the Rest of World were down 37 percent to $37 million in the fourth quarter, chiefly due to generic competition in Western Europe.

•	Sales of Vimovo in the fourth quarter were up 29 percent to $18 million, comprised of $6 million in the US and $12 million in the Rest of World.
Infection and Other

•
Synagis sales in the US were $303 million in the fourth quarter (up 16 percent), which included some favourable adjustments to Medicaid rebate provisions.  Outside the US, sales in the fourth quarter were $200 million, up 33 percent.  This follows a 9 percent decrease in the third quarter; a reflection of the quarterly phasing of shipments to Abbott, our international distributor.

•	Sales of Merrem for the full year were down 29 percent to $396 million as a result of generic competition in many markets.
•	Sales of FluMist in the fourth quarter were $32 million, bringing sales for the full year to $181 million, a 12 percent increase over last year.

Regional Revenue

	Fourth Quarter				Full Year		% Change
	2012	2011	% Change		2012	2011
	$m	$m	Actual	CER	$m	$m	Actual	CER
US	2,823	3,643	-23	-23	10,655	13,426	-21	-21
Western Europe1	1,624	2,005	-19	-16	6,486	8,501	-24	-19
Established ROW2	1,347	1,600	-16	-14	5,080	5,901	-14	-14
Japan	860	926	-7	-3	2,904	3,064	-5	-5
Canada	209	363	-42	-44	1,090	1,604	-32	-31
Other Established ROW	278	311	-11	-14	1,086	1,233	-12	-12
Emerging ROW3	1,488	1,408	+6	+6	5,752	5,763	-	+4
Emerging Europe	324	317	+2	+4	1,165	1,244	-6	+2
China	384	314	+22	+20	1,512	1,261	+20	+17
Emerging Asia Pacific	235	236	-	-2	923	968	-5	-3
Other Emerging ROW	545	541	+1	+4	2,152	2,290	-6	-

Total	7,282	8,656	-16	-15	27,973	33,591	-17	-15

1Western Europe comprises France, Germany, Italy, Sweden, Spain, UK and others.
2Established ROW comprises Canada, Japan, Australia and New Zealand.
3Emerging ROW comprises Brazil, China, India, Mexico, Russia, Turkey and all other ROW countries.

•
In the US, revenue was down 21 percent for the full year, largely due to the loss of exclusivity for Seroquel IR. The disposals of Astra Tech and Aptium also contributed to the revenue decline.  There was good revenue growth for Symbicort, Crestor, Onglyza and Faslodex.  Inclusion of the Company’s share of the Amylin diabetes products following completion of the expansion of our diabetes alliance with Bristol-Myers Squibb also contributed incremental revenue.

•
Revenue in Western Europe was down 19 percent for the full year.  In addition to the loss of exclusivity for Seroquel IR, generic competition for Nexium, Atacand and Merrem also reduced revenue; these four products accounted for more than 60 percent of the revenue decline for the year.  Products with revenue growth included Brilique, Crestor, Onglyza , Faslodex and Iressa.

•
Revenue in Established Rest of World was down 14 percent for the full year.  Revenue in Canada was down 31 percent, largely due to the entry of generic competition for Crestor in April as well as generic competition for Atacand and Nexium.  Revenue in Japan was down 5 percent, largely due to the impact of the biennial price reductions; the strength of in-market performance for Nexium, Symbicort and Seroquel IR was not reflected in reported ex-factory sales due to ordering patterns from marketing partners.  Revenue in Other Established ROW was negatively impacted by loss of exclusivity for Seroquel IR and Merrem, as well as by a challenging pricing environment for Crestor in Australia.

•
Revenue in Emerging Markets was up 6 percent in the fourth quarter, bringing the full year growth to 4 percent, which includes the impact of a challenging first half of the year due to the supply chain issues.  Revenue in China increased by 17 percent for the full year to $1,512 million, which now ranks as our third largest market by Company revenue.  Among our other larger markets, there was good revenue growth in Russia, Saudi Arabia and Romania.  Full year revenue growth was hindered by weak performances in four markets:  Mexico (generics and challenging market conditions), Brazil (loss of exclusivity for Crestor and Seroquel IR), Turkey (government pricing interventions) and India (local supply issues).

Condensed Consolidated Statement of Comprehensive Income

For the year ended 31 December	2012 $m	2011 $m
Revenue	27,973	33,591
Cost of sales	(5,393)	(6,026)
Gross profit	22,580	27,565
Distribution costs	(320)	(346)
Research and development1	(5,243)	(5,523)
Selling, general and administrative costs	(9,839)	(11,161)
Profit on disposal of subsidiary	-	1,483
Other operating income and expense	970	777
Operating profit	8,148	12,795
Finance income	528	552
Finance expense	(958)	(980)
Profit before tax	7,718	12,367
Taxation	(1,391)	(2,351)
Profit for the period	6,327	10,016
Other comprehensive income:
Foreign exchange arising on consolidation	106	(60)
Foreign exchange differences on borrowings designated in net investment hedges	(46)	24
Fair value movements on derivatives designated in net investment hedges	76	-
Amortisation of loss on cash flow hedge	1	2
Net available for sale gains taken to equity	72	31
Actuarial loss for the period	(85)	(741)
Income tax relating to components of other comprehensive income	(46)	198
Other comprehensive income for the period, net of tax	78	(546)
Total comprehensive income for the period	6,405	9,470

Profit attributable to:
Owners of the parent	6,297	9,983
Non-controlling interests	30	33
	6,327	10,016

Total comprehensive income attributable to:
Owners of the parent	6,395	9,428
Non-controlling interests	10	42
	6,405	9,470

Basic earnings per $0.25 Ordinary Share	$4.99	$7.33
Diluted earnings per $0.25 Ordinary Share	$4.98	$7.30
Weighted average number of Ordinary Shares in issue (millions)	1,261	1,361
Diluted weighted average number of Ordinary Shares in issue (millions)	1,264	1,367

1
In 2012, research and development includes a total of $186 million of intangible asset impairments relating to projects in development. In 2011, research and development includes a total of $549 million of intangible asset impairments relating to olaparib, TC-5214 and other projects in development.

Condensed Consolidated Statement of Comprehensive Income

For the quarter ended 31 December	2012 $m	2011 $m
Revenue	7,282	8,656
Cost of sales	(1,398)	(1,612)
Gross profit	5,884	7,044
Distribution costs	(79)	(85)
Research and development1	(1,320)	(1,867)
Selling, general and administrative costs	(2,669)	(3,141)
Other operating income and expense	148	216
Operating profit	1,964	2,167
Finance income	138	126
Finance expense	(248)	(241)
Profit before tax	1,854	2,052
Taxation	(320)	(559)
Profit for the period	1,534	1,493
Other comprehensive income:
Foreign exchange arising on consolidation	(109)	(81)
Foreign exchange differences on borrowings designated in net investment hedges	(21)	49
Fair value movements on derivatives designated in net investment hedges	76	-
Amortisation of loss on cash flow hedge	-	-
Net available for sale gains taken to equity	33	36
Actuarial gain/(loss) for the period	127	(688)
Income tax relating to components of other comprehensive income	(42)	194
Other comprehensive income for the period, net of tax	64	(490)
Total comprehensive income for the period	1,598	1,003

Profit attributable to:
Owners of the parent	1,521	1,486
Non-controlling interests	13	7
	1,534	1,493

Total comprehensive income attributable to:
Owners of the parent	1,603	999
Non-controlling interests	(5)	4
	1,598	1,003

Basic earnings per $0.25 Ordinary Share	$1.22	$1.16
Diluted earnings per $0.25 Ordinary Share	$1.22	$1.16
Weighted average number of Ordinary Shares in issue (millions)	1,246	1,312
Diluted weighted average number of Ordinary Shares in issue (millions)	1,248	1,317

1
In 2012, research and development includes a total of $39 million of intangible asset impairments relating to projects in development. In 2011, research and development includes a total of $467 million of intangible asset impairments relating to olaparib, TC-5214 and other projects in development.

Condensed Consolidated Statement of Financial Position

	At 31 Dec 2012 $m	At 31 Dec 2011 $m
ASSETS Non-current assets
Property, plant and equipment	6,089	6,425
Goodwill	9,898	9,862
Intangible assets	16,448	10,980
Derivative financial instruments	389	342
Other investments	199	201
Other receivables	352	-
Deferred tax assets	1,111	1,514
	34,486	29,324
Current assets
Inventories	2,061	1,852
Trade and other receivables	7,629	8,754
Other investments	823	4,248
Derivative financial instruments	31	25
Income tax receivable	803	1,056
Cash and cash equivalents	7,701	7,571
	19,048	23,506
Total assets	53,534	52,830
LIABILITIES Current liabilities
Interest-bearing loans and borrowings	(901)	(1,990)
Trade and other payables	(9,221)	(8,975)
Derivative financial instruments	(3)	(9)
Provisions	(916)	(1,388)
Income tax payable	(2,862)	(3,390)
	(13,903)	(15,752)
Non-current liabilities
Interest-bearing loans and borrowings	(9,409)	(7,338)
Deferred tax liabilities	(2,576)	(2,735)
Retirement benefit obligations	(2,265)	(2,674)
Provisions	(428)	(474)
Other payables	(1,001)	(385)
	(15,679)	(13,606)
Total liabilities	(29,582)	(29,358)
Net assets	23,952	23,472
EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital	312	323
Share premium account	3,504	3,078
Other reserves	1,960	1,951
Retained earnings	17,961	17,894
	23,737	23,246
Non-controlling interests	215	226
Total equity	23,952	23,472

Condensed Consolidated Statement of Cash Flows

For the year ended 31 December	2012 $m	2011 $m
Cash flows from operating activities
Profit before tax	7,718	12,367
Finance income and expense	430	428
Depreciation, amortisation and impairment	2,518	2,550
Increase in working capital and short-term provisions	(706)	(897)
Profit on disposal of subsidiary	-	(1,483)
Non-cash and other movements	(424)	(597)
Cash generated from operations	9,536	12,368
Interest paid	(545)	(548)
Tax paid	(2,043)	(3,999)
Net cash inflow from operating activities	6,948	7,821
Cash flows from investing activities
Movement in short-term investments and fixed deposits	3,619	(2,743)
Purchase of property, plant and equipment	(672)	(839)
Disposal of property, plant and equipment	199	102
Purchase of intangible assets	(3,947)	(458)
Purchase of non-current asset investments	(46)	(11)
Disposal of non-current asset investments	43	-
Acquisitions of business operations	(1,187)	-
Net cash received on disposal of subsidiary	-	1,772
Dividends received	7	-
Interest received	145	171
Payments made by subsidiaries to non-controlling interests	(20)	(16)
Net cash outflow from investing activities	(1,859)	(2,022)
Net cash inflow before financing activities	5,089	5,799
Cash flows from financing activities
Proceeds from issue of share capital	429	409
Repurchase of shares for cancellation	(2,635)	(6,015)
Issue of loans	1,980	-
Repayment of loans	(1,750)	-
Dividends paid	(3,665)	(3,764)
Hedge contracts relating to dividend payments	48	3
Repayment of obligations under finance leases	(17)	-
Movement in short-term borrowings	687	46
Net cash outflow from financing activities	(4,923)	(9,321)
Net increase/(decrease) in cash and cash equivalents in the period	166	(3,522)
Cash and cash equivalents at the beginning of the period	7,434	10,981
Exchange rate effects	(4)	(25)
Cash and cash equivalents at the end of the period	7,596	7,434
Cash and cash equivalents consists of:
Cash and cash equivalents	7,701	7,571
Overdrafts	(105)	(137)
	7,596	7,434

Condensed Consolidated Statement of Changes in Equity

	Share capital $m	Share premium account $m	Other reserves* $m	Retained earnings $m	Total $m	Non- controlling interests $m	Total equity $m
At 1 January 2011	352	2,672	1,917	18,272	23,213	197	23,410
Profit for the period	-	-	-	9,983	9,983	33	10,016
Other comprehensive income	-	-	-	(555)	(555)	9	(546)
Transfer to other reserves	-	-	2	(2)	-	-	-
Transactions with owners:
Dividends	-	-	-	(3,752)	(3,752)	-	(3,752)
Issue of Ordinary Shares	3	406	-	-	409	-	409
Repurchase of Ordinary Shares	(32)	-	32	(6,015)	(6,015)	-	(6,015)
Share-based payments	-	-	-	(37)	(37)	-	(37)
Transfer from non-controlling interests to payables	-	-	-	-	-	(9)	(9)
Dividend paid to non-controlling interest	-	-	-	-	-	(4)	(4)
Net movement	(29)	406	34	(378)	33	29	62
At 31 December 2011	323	3,078	1,951	17,894	23,246	226	23,472

	Share capital $m	Share premium account $m	Other reserves* $m	Retained earnings $m	Total $m	Non- controlling interests $m	Total equity $m
At 1 January 2012	323	3,078	1,951	17,894	23,246	226	23,472
Profit for the period	-	-	-	6,297	6,297	30	6,327
Other comprehensive income	-	-	-	98	98	(20)	78
Transfer to other reserves	-	-	(5)	5	-	-	-
Transactions with owners:
Dividends	-	-	-	(3,619)	(3,619)	-	(3,619)
Issue of Ordinary Shares	3	426	-	-	429	-	429
Repurchase of Ordinary Shares	(14)	-	14	(2,635)	(2,635)	-	(2,635)
Share-based payments	-	-	-	(79)	(79)	-	(79)
Transfer from non-controlling interests to payables	-	-	-	-	-	(10)	(10)
Dividend paid to non-controlling interests	-	-	-	-	-	(11)	(11)
Net movement	(11)	426	9	67	491	(11)	480
At 31 December 2012	312	3,504	1,960	17,961	23,737	215	23,952

* Other reserves includes the capital redemption reserve and the merger reserve.

Notes to the Interim Financial Statements

1      BASIS OF PREPARATION AND ACCOUNTING POLICIES

The preliminary announcement for the year ended 31 December 2012 has been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union and as issued by the International Accounting Standards Board. There have been no significant changes in accounting policies from those set out in AstraZeneca PLC’s Annual Report and Form 20-F Information 2011.

From 1 January 2013, the Group will adopt the amendments to IAS 19 Employee Benefits, which were endorsed by the European Union in June 2012.  The amendments result in a change to the methodology used in calculating the expected return on pension assets, reported as finance income.  Finance income will be lower as a result.  On adoption, prior period finance income will be restated, with decreases of approximately $70 million for 2012 and $85 million for 2011.  The adoption of the IAS 19 amendments is not expected to have a significant impact on the Group’s net assets.

The information contained in Note 7 updates the disclosures concerning legal proceedings and contingent liabilities in the Group’s Annual Report and Form 20-F Information 2011 and the Third Quarter and Nine Months Results 2012.

The Group has considerable financial resources available. As at 31 December 2012, the Group has $9.8 billion in financial resources (cash balances of $7.7 billion and undrawn committed bank facilities of $3.0 billion which are available until April 2017, with only $0.9 billion of debt due within one year).  The Group’s revenues are largely derived from sales of products which are covered by patents which provide a relatively high level of resilience and predictability to cash inflows, although our revenue is expected to continue to be significantly impacted by the expiry of patents over the medium term.  In addition, recent government price interventions in response to budgetary constraints are expected to continue to adversely affect revenues in many of our mature markets.  However, we anticipate new revenue streams from both recently launched medicines and products in development, and the Group has a wide diversity of customers and suppliers across different geographic areas.  Consequently, the Directors believe that, overall, the Group is well placed to manage its business risks successfully despite the current uncertain economic outlook.

After making enquiries, the Directors have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future. Accordingly, the preliminary announcement has been prepared on a going concern basis.

The financial information included in the preliminary announcement does not constitute statutory accounts of the Group for the years ended 31 December 2012 and 2011 but is derived from those accounts.  Statutory accounts for 2011 have been delivered to the registrar of companies and those for 2012 will be delivered in due course. The auditors have reported on those accounts; their reports were (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

2      NET DEBT

        The table below provides an analysis of net debt and a reconciliation of net cash flow to the movement in net debt.

	At 1 Jan 2012 $m	Cash Flow $m	Acquisitions $m	Non-cash Mvmts $m	Exchange Mvmts $m	At 31 Dec 2012 $m
Loans due after one year	(7,338)	(1,980)	-	17	(46)	(9,347)
Finance leases due after one year	-	-	-	(61)	(1)	(62)
Total long term debt	(7,338)	(1,980)	-	(44)	(47)	(9,409)

Current instalments of loans	(1,769)	1,750	-	19	-	-
Current instalments of finance leases	-	17	-	(39)	-	(22)
Total current debt	(1,769)	1,767	-	(20)	-	(22)

Other investments - current	4,248	(3,619)	102	70	22	823
Net derivative financial instruments	358	(48)	-	107	-	417
Cash and cash equivalents	7,571	132	-	-	(2)	7,701
Overdrafts	(137)	34	-	-	(2)	(105)
Short-term borrowings	(84)	(687)	-	-	(3)	(774)
	11,956	(4,188)	102	177	15	8,062
Net funds/(debt)	2,849	(4,401)	102	113	(32)	(1,369)

Non-cash movements in the period include fair value adjustments under IAS 39 and the inception of new finance leases.

3      RESTRUCTURING COSTS

Profit before tax for the year ended 31 December 2012 is stated after charging restructuring costs of $1,558 million ($1,161 million in 2011).  These have been charged to profit as follows:

	4th Quarter 2012 $m	4th Quarter 2011 $m	Full Year 2012 $m	Full Year 2011 $m
Cost of sales	61	36	136	54
Research and development	94	175	791	468
Selling, general and administrative costs	243	448	631	639
Total	398	659	1,558	1,161

4      ARDEA ACQUISITION

On 19 June 2012, AstraZeneca completed the acquisition of Ardea Biosciences, Inc. Ardea is a US (San Diego, California) based biotechnology company focused on the development of small molecule therapeutics for the treatment of serious diseases.  AstraZeneca acquired 100 percent of Ardea’s shares for consideration of $1,268 million.

In most business acquisitions, there is a part of the cost that is not capable of being attributed in accounting terms to identifiable assets and liabilities acquired and is therefore recognised as goodwill. In the case of the acquisition of Ardea, this goodwill is underpinned by a number of elements, which individually cannot be quantified. Most significant amongst these is the premium attributable to a highly skilled workforce and established experience in the field of gout.

Ardea’s results have been consolidated into the Company’s results from 20 June 2012. For the period from acquisition to 31 December 2012, Ardea’s income was immaterial and it had a net loss of $43 million. For the year ended 31 December 2012, Ardea had income of $11 million and a net loss of $123 million.

	Book value $m	Fair value adjustment $m	Fair value $m
Non-current assets
Intangible assets	-	1,464	1,464
Other	4	-	4
	4	1,464	1,468
Current assets	199	-	199
Current liabilities	(31)	(1)	(32)
Non-current liabilities
Deferred tax liabilities	-	(397)	(397)
	-	(397)	(397)
Total assets acquired	172	1,066	1,238
Goodwill			30
Fair value of total consideration			1,268
Less: cash acquired			(81)
Cash outflow			1,187

5      COLLABORATION WITH BRISTOL-MYERS SQUIBB ON AMYLIN PRODUCTS

On 8 August 2012, Bristol-Myers Squibb completed its acquisition of Amylin Pharmaceuticals Inc. On that date, AstraZeneca and Bristol-Myers Squibb entered into collaboration arrangements, based substantially on the framework of the existing diabetes alliance, regarding the development and commercialisation of Amylin’s portfolio of products. Under the terms of the collaboration, the companies will jointly undertake the global selling and marketing activities in relation to the collaboration products. Bristol-Myers Squibb will undertake all manufacturing activities, with AstraZeneca receiving collaboration product at cost. Profits and losses arising from the collaboration will be shared equally.

The total consideration for AstraZeneca’s participation in the collaboration is $3.7 billion, including an amount of $135 million relating to an option of AstraZeneca contained in the collaboration agreement to acquire certain additional governance rights in respect of the collaboration. The Group notified Bristol-Myers Squibb of its decision to exercise the option in August 2012 and the balance of $135 million will be payable once applicable anti-trust and competition approvals are received by AstraZeneca. The Group expects to make this payment in the first half of 2013. Upon such payment, the additional governance rights of AstraZeneca granted by the option will become legally effective.

AstraZeneca considers that the key strategic and financial decisions over which the collaboration agreement and the governance rights that are subject to the option grant joint control, represent the activities most relevant in affecting the success of the collaboration. AstraZeneca accounts for the collaboration as a jointly controlled operation. The Group has recognised a 50% share of collaboration revenues amounting to $128 million, cost of sales of $36 million and other costs, excluding amortisation, of $133 million, in its income statement from 9 August 2012. An amount of $165 million was owed to Bristol-Myers Squibb under this arrangement, recorded within trade and other payables, at 31 December 2012.

AstraZeneca’s payment to Bristol-Myers Squibb for its participation in the collaboration primarily results in the purchase of intangible assets, valued at $3,358 million, related to the collaboration products: Byetta (exenatide) injection and Bydureon (exenatide extended-release for injectable suspension/exenatide 2mg powder and solvent for prolonged release suspension for injection) that are approved for use in both the US and Europe, Symlin (pramlinitide acetate) injection that is approved for use in the US, and metreleptin, a leptin analogue currently under review at the US Food and Drug Administration (FDA) for the treatment of diabetes and/or hypertriglyceridaemia in patients with rare forms of inherited or acquired lipodystrophy. In addition, a prepayment of $0.4 billion has been recognised representing payments in advance for collaboration products.

6      ACCOUNTING IMPACT FROM MERCK ARRANGEMENTS

In 1982, Astra AB set up a joint venture with Merck & Co., Inc. (now Merck Sharp & Dohme Corp., a subsidiary of the new Merck & Co., Inc. that resulted from the merger with Schering-Plough) (“Merck”) for the purposes of selling, marketing and distributing certain Astra products in the US. In 1998, this joint venture was restructured (the “Restructuring”). Under the agreements relating to the Restructuring (the “Agreements”), a US limited partnership (the “Partnership”) was formed, in which Merck is the limited partner and AstraZeneca is the general partner, and AstraZeneca obtained control of the joint venture’s business subject to certain limited partner and other rights held by Merck and its affiliates. These rights provide Merck with safeguards over the activities of the Partnership and place limitations on AstraZeneca’s commercial freedom to operate. The Agreements provide, in part, for:

•	Annual contingent payments; and
•	Termination arrangements which cause Merck to relinquish its interests in AstraZeneca’s products and activities, some of which are mandatory and others optional.

Further details are set out in the Annual Report and Form 20-F Information 2011.

2008 Net Payment to Merck
As previously disclosed, on 17 March 2008 AstraZeneca made a net cash payment to Merck of approximately $2.6 billion in connection with the Partial Retirement, the True-Up and the Loan Note Receivable. This payment resulted in AstraZeneca acquiring Merck’s interests in certain AstraZeneca products (including Pulmicort, Rhinocort, Symbicort and Toprol-XL), AstraZeneca ceasing contingent payments on these products and AstraZeneca obtaining the ability to exploit these products and other opportunities in the Respiratory therapy area. Intangible assets of $994 million were recognised at the time with the balance of the net payment ($1,656 million) representing payments on account for future product rights associated with the First Option and the Second Option (see below). These ‘non-refundable deposits’ were classified as intangible assets.

First Option
As previously disclosed, on 26 February 2010 AstraZeneca exercised the First Option. Payment of $647 million to Merck was made on 30 April 2010. This payment resulted in AstraZeneca acquiring Merck’s interests in products covered by the First Option including Entocort, Atacand and Plendil, and certain products in development at the time (principally Brilinta and lesogaberan). On 30 April 2010, contingent payments on these products ceased with respect to periods after this date and AstraZeneca obtained the ability to exploit these products and other opportunities in the Cardiovascular and Neuroscience therapy areas. These rights were valued at $1,829 million and were recognised as intangible assets from 26 February 2010 ($1,182 million having been transferred from non-refundable deposits to supplement the payment of $647 million to Merck). The remaining non-refundable deposits of $474 million relate to benefits that would be secured upon AstraZeneca exercising the Second Option.

Second Option
On 26 June 2012, AstraZeneca and Merck agreed to amend certain provisions of the Agreements with respect to the Second Option. AstraZeneca believes that the amendments provide a greater degree of certainty to the valuation of the Second Option that is preferable to the previous arrangements and, barring unforeseen circumstances, AstraZeneca now intends to exercise the Second Option in 2014.

The principal areas covered by the amendments are a change in the timing for AstraZeneca to exercise the Second Option, and agreement on the valuation methodology for setting certain aspects of the option exercise price. Under the amended Agreements, Merck has granted to AstraZeneca a new Second Option exercisable by AstraZeneca between 1 March 2014 and 30 April 2014, with closing on 30 June 2014. The options exercisable in 2017 or if combined annual sales fall below a minimum amount also remain available to AstraZeneca.

In addition to this revised timing for the Second Option, AstraZeneca and Merck have also reached agreement on the valuation methodology for setting certain components of the option exercise price for a 2014 exercise. In lieu of third-party appraisals, the valuation for a 2014 exercise is now a fixed sum of $327 million, based on a shared view by AstraZeneca and Merck of the forecasts for sales of Nexium and Prilosec in the US market.  The agreed amount that would be payable on 30 June 2014 is subject to a true-up in 2018 that replaces a shared forecast with actual sales for the period from closing in 2014 to June 2018.

In addition, the exercise price for the Second Option also includes a multiple of ten times Merck's average 1% annual profit allocation in the Partnership for the three years prior to exercise. AstraZeneca currently expects this amount to be around $80 million.

The component of the exercise price of the Second Option that includes the net present value of up to 5% of future US sales of Vimovo, with the precise amount dependent on an annual sales threshold that has not yet been achieved and the timing of the option exercise, will continue.

Under the amendments, if AstraZeneca exercises in 2014, Merck's existing rights to manufacture Nexium and Prilosec would cease upon closing.

In connection with the amendments, Merck also granted AstraZeneca flexibility to exploit certain commercial opportunities with respect to Nexium.

AstraZeneca now considers that exercise of the Second Option is virtually certain. This judgement is supported by management’s view that: AstraZeneca is fully committed to exercising the Second Option in 2014, barring unforeseen circumstances; external announcements of that intention constructively oblige AstraZeneca to exercise in 2014, barring unforeseen circumstances; and the Second Option price is highly favourable, giving economic compulsion for AstraZeneca to exercise in 2014. As such, AstraZeneca has applied an accounting treatment to reflect the Second Option as if the date of exercise were 26 June 2012 (the date of amendment of the Agreements), resulting in liabilities to Merck of approximately $1.5 billion ($1.1 billion of which will be paid by way of monthly contingent payments between 1 July 2012 and 30 June 2014 and the balance as a lump sum on 30 June 2014), and a corresponding increase to intangible assets, from that date.

These intangible assets are added to the $474 million carried over from the First Option and, in aggregate, reflect the value of the ability to exploit opportunities in the Gastrointestinal therapy area and relief from contingent payments.

Amortisation of these intangible assets commenced from 26 June 2012.  This gives rise to an additional expense of approximately $140 million per annum charged to SG&A and amortisation charges to Cost of Sales and Other Income which, while benefiting operating profit in the third and fourth quarters of 2012, are broadly equivalent over time to the contingent payment charges they replace.

AstraZeneca currently only excludes the amortisation expense charged to SG&A from the Core financial measures calculation and therefore there is only a negligible impact to Core financial measures from these developments in 2012.  Details of the Company’s changes to the definition of Core financial measures, with effect from the first quarter results 2013, can be found in the Operating and Financial Review.   These changes will result in further Merck amortisation charges being excluded from the Core financial measures. For 2013, the Company anticipates those amortisation charges to be approximately $550 million, compared with $350 million that would have been excluded in 2012 under the revised definition.

The intangible assets relating to purchased product rights are subject to impairment testing and would be partially or wholly impaired if a product is withdrawn or if activity in any of the affected therapy areas is significantly curtailed.

7      LEGAL PROCEEDINGS AND CONTINGENT LIABILITIES

AstraZeneca is involved in various legal proceedings considered typical to its business, including litigation and investigations relating to product liability, commercial disputes, infringement of intellectual property rights, the validity of certain patents, anti-trust law and sales and marketing practices. The matters discussed below constitute the more significant developments since publication of the disclosures concerning legal proceedings in the Company's Annual Report and Form 20-F Information 2011 and the Interim Management Statement 2012 as part of the Company’s Half-Yearly Financial Report for the six-month period to 30 June 2012 and the Third Quarter and Nine Months Results 2012 (together the “Disclosures”). Unless noted otherwise below or in the Disclosures, no provisions have been established in respect of the claims discussed below.

As discussed in the Company’s Annual Report and Form 20-F Information 2011, for the majority of claims in which AstraZeneca is involved it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of the proceedings. In these cases, AstraZeneca discloses information with respect only to the nature and facts of the cases but no provision is made.

In cases that have been settled or adjudicated, or where quantifiable fines and penalties have been assessed and which are not subject to appeal, or where a loss is probable and we are able to make a reasonable estimate of the loss, we record the loss absorbed or make a provision for our best estimate of the expected loss.

The position could change over time and the estimates that we have made and upon which we have relied in calculating these provisions are inherently imprecise. There can, therefore, be no assurance that any losses that result from the outcome of any legal proceedings will not exceed the amount of the provisions that have been booked in the accounts. The major factors causing this uncertainty are described more fully in the Company’s Annual Report and Form 20-F Information 2011 and herein.

AstraZeneca has full confidence in, and will vigorously defend and enforce, its intellectual property.

Matters disclosed in respect of the fourth quarter of 2012 and January 2013

Patent/regulatory litigation

Crestor (rosuvastatin calcium)
Patent proceedings in the US
In December 2012, the US Court of Appeals for the Federal Circuit affirmed the previously disclosed decision of the US District Court for the District of Delaware that the substance patent protecting Crestor (rosuvastatin calcium) is valid and enforceable. The Federal Circuit also held that Apotex Corp. (Apotex) was liable as a submitter and is therefore bound by the District Court’s decision. In January 2013, defendants Aurobindo Pharma Limited, Teva Pharmaceuticals USA, Inc., Mylan  Pharmaceuticals Inc., Sun Pharmaceutical Industries, LTD., and, separately, Apotex, filed petitions for rehearing and rehearing en banc of aspects of the Federal Circuit’s decision.

As previously disclosed, AstraZeneca is engaged in patent litigation in the US District Court for the District of Delaware in which it contends that a §505(b)(2) New Drug Application for rosuvastatin zinc tablets infringes the substance patent for Crestor tablets. In November 2012, the Court ruled that defendant Watson Laboratories, Inc. (Watson) was precluded from relitigating its defence of invalidity. In December 2012, defendant EGIS Pharmaceuticals PLC was dismissed from the case by stipulation where it conceded the validity and enforceability of the Crestor substance patent and also agreed to be bound by any judgment against Watson. Trial took place in December 2012 on the sole remaining issue of infringement. The Court will render a decision after submission of post-trial briefs from both parties.

Patent proceedings outside the US
As previously disclosed, AstraZeneca is engaged in patent litigation in Australia against various generic manufacturers. The trial was held in October 2012 and a decision is pending.

Nexium (esomeprazole magnesium)
Patent proceedings in the US
As previously disclosed, in 2011, AstraZeneca commenced a patent infringement action in the US District Court for the District of New Jersey against Hanmi USA Inc., et al. (Hanmi) in response to the filing of a New Drug Application under §505(b)(2) for FDA approval to market 20mg and 40mg esomeprazole strontium capsules. In December 2012, the Court issued a claim construction. AstraZeneca has moved for reconsideration.

Patent proceedings outside the US
As previously disclosed, in the European Patent Office (EPO), in June and July 2011, the Opposition Division revoked EP 1020461 (the ’461 patent) (which relates to Nexium) and EP 1020460 (the ’460 patent) (which relates to Nexium i.v.). AstraZeneca appealed the Opposition Division’s decision. In November 2012, separate EPO Technical Boards of Appeal granted AstraZeneca’s appeals and maintained both the ‘461 patent and the ‘460 patent.

Pulmicort Respules (budesonide inhalation suspension)
Patent proceedings in the US
AstraZeneca’s consolidated patent infringement lawsuits against various generic companies for infringement of US patents directed to methods of use and the formulation and form of active ingredient for Pulmicort Respules began trial on 7 November 2012 in the US District Court for the District of New Jersey. Closing arguments are scheduled for 8 February 2013 and AstraZeneca expects a decision shortly thereafter.

Seroquel (quetiapine fumarate) and Seroquel XR (quetiapine fumarate)
Patent proceedings in the US
As previously disclosed, in July 2012, AstraZeneca received a Paragraph IV notice letter from Amneal Pharmaceuticals, LLC (Amneal) relating to Seroquel XR. In August 2012, AstraZeneca commenced a patent infringement action against Amneal and related Amneal entities in the US District Court for the District of New Jersey.  In January 2013, AstraZeneca settled its patent infringement action against Amneal by granting a license to the Seroquel XR product patent, effective 1 November 2016, or earlier, in certain circumstances.

As previously disclosed, in September 2012, AstraZeneca received a Paragraph IV notice letter from Lupin Ltd. relating to Seroquel XR.  In November 2012, AstraZeneca commenced a patent infringement action against Lupin Ltd. in the US District Court for the District of New Jersey.

Patent proceedings outside the US
In Germany, in November 2012, the Federal Patent Court found the Seroquel XR patent invalid.

AstraZeneca has confidence in the patent protecting Seroquel XR and will continue to take appropriate legal action. Nevertheless, generic launches similar to those seen in Austria, Italy, Portugal, Romania, and elsewhere, as well as adverse court rulings, are possible.

Vimovo (naproxen/esomeprazole magnesium)
Patent proceedings in the US
In January 2013, AstraZeneca and POZEN Inc. (Pozen) commenced a patent infringement action in the US District Court for the District of New Jersey in response to an ANDA challenge to seven patents listed in the Orange Book including the patent in-licensed from Pozen. Three additional patent-infringement actions regarding generic versions of Vimovo are also pending in the US District Court for the District of New Jersey.

Product liability litigation

Nexium (esomeprazole magnesium)
As previously disclosed, AstraZeneca has been named as a defendant in product liability lawsuits brought by plaintiffs alleging bone deterioration, loss of bone density and/or bone fractures caused by Nexium and/or Prilosec in various federal and state courts in the US.  Currently, there are approximately 1,900 plaintiffs. In December 2012, the US Judicial Panel on Multi-District Litigation ordered that the federal cases be coordinated for proceedings in the US District Court for the Central District of California.

Seroquel  (quetiapine fumarate)
As previously disclosed, a putative class action was initiated in Quebec, Canada alleging that AstraZeneca failed to provide adequate warnings in connection with an alleged association between Seroquel and certain health risks. On 12 December 2012, the Quebec Court of Appeal approved plaintiff’s motion to abandon the appeal of the lower court’s decision to deny class certification.

Commercial litigation

Average Wholesale Price (AWP) litigation
As previously disclosed, following a 2009 trial, a Kentucky jury found AstraZeneca liable under the Commonwealth of Kentucky’s Consumer Protection and Medicaid Fraud statutes and awarded $14.72 million in compensatory damages and $100 in punitive damages. The trial court subsequently awarded an additional $5.4 million in statutory penalties. On 12 October 2012, the Kentucky Court of Appeals reversed the trial court’s decision and held that AstraZeneca was not liable for damages. The Court of Appeals remanded the case to the trial court for entry of judgment in favour of AstraZeneca. On 13 November 2012, the Commonwealth filed a Motion for Discretionary Review (appeal) in the Kentucky Supreme Court.   AstraZeneca and MedImmune have reached a settlement with the State of Oklahoma, and a provision has been taken. This settlement marks the end of MedImmune’s AWP litigation cases and will leave AstraZeneca with only three remaining AWP litigation cases.

Crestor (rosuvastatin calcium)
On 29 November 2012, a Motion to Certify a Claim as a Class Action and Related Statement of Claim were filed in Israel in the District Court in Tel Aviv – Jaffa, against AstraZeneca and four other pharmaceutical companies. With respect to AstraZeneca, in addition to other causes of action, the Statement of Claim alleges that AstraZeneca engaged in deception and failed to disclose material facts to consumers of Crestor regarding certain adverse events associated with the drug.

Drug importation and anti-trust litigation
As previously disclosed, in August 2004, Californian retail pharmacy plaintiffs filed an action in the Superior Court of California alleging a conspiracy by AstraZeneca and other pharmaceutical manufacturer defendants to set the price of drugs sold in California at or above the Canadian sales price for those drugs and otherwise restrict the importation of pharmaceuticals into the US. After the court granted the defendants’ motion for summary judgment, and that decision was affirmed on appeal, in October 2012, the plaintiffs filed a petition for review by the California Supreme Court, which was denied.

Nexium settlement anti-trust litigation
As previously disclosed, AstraZeneca is a defendant in numerous nearly identical putative class actions alleging that AstraZeneca’s settlements of patent litigation relating to Nexium violated US anti-trust law and various state laws. In December 2012, the US Judicial Panel on Multi-District Litigation ordered that the cases be coordinated for proceedings in the US District Court for the District of Massachusetts.

Seroquel (quetiapine fumarate)
In December 2012, AstraZeneca reached an agreement in principle to settle claims asserted by the Kentucky State Attorney General regarding allegedly false and/or misleading statements made by AstraZeneca in the marketing and promotion of Seroquel.  A final settlement agreement was executed in January 2013.   A provision has been taken in the fourth quarter.

Government investigations/proceedings

Losec/Prilosec (omeprazole)
European Commission case
In December 2012, the Court of Justice of the EU ruled on the cross-appeals from the General Court of the EU’s judgment regarding the European Commission’s 2005 decision fining AstraZeneca €60m (reduced to €52.5m by the General Court) for abuse of a dominant position regarding omeprazole. The Court of Justice dismissed all of the cross-appeals and confirmed the judgment of the General Court in all material respects. No further appeals are possible.

Nexium  (esomeprazole magnesium)
Department of Justice/Attorney General of Texas investigation
The Department of Justice has filed a notice of non-intervention in the federal case. The Attorney General of Texas has stated that it plans to file a similar notice in the Texas False Claims Act case pending in state court in Texas. AstraZeneca and counsel for relator are currently negotiating the language of stipulations of dismissal. AstraZeneca expects these cases to be formally dismissed shortly.

Medco qui tam litigation (Schumann)
As previously disclosed, AstraZeneca has been named as a defendant in a lawsuit filed in Federal Court in Philadelphia under the qui tam (whistleblower) provisions of the federal and certain state False Claims Acts alleging overpayments by federal and state governments resulting from alleged false pricing information reported to the government and improper payments intended to influence the formulary status of Prilosec and Nexium to Medco and its customers. The action was initially filed in September 2003 but remained under seal until July 2009, at which time AstraZeneca was served with a copy of the amended complaint following the US government’s decision not to intervene in the case. On 25 January 2013, the Court granted AstraZeneca’s motion and dismissed the case with prejudice.

8      FULL YEAR PRODUCT REVENUE ANALYSIS

	World			US		Western Europe			Established ROW			Emerging ROW
	FY 2012 $m	Actual %	CER %	FY 2012 $m	Actual %	FY 2012 $m	Actual %	CER %	FY 2012 $m	Actual %	CER %	FY 2012 $m	Actual %	CER %
Gastrointestinal:
Nexium	3,944	(11)	(10)	2,272	(5)	417	(45)	(41)	476	(12)	(11)	779	7	11
Losec/Prilosec	710	(25)	(24)	30	(21)	188	(22)	(17)	316	(29)	(29)	176	(20)	(20)
Others	198	24	25	145	44	38	(17)	(11)	6	-	-	9	29	29
Total Gastrointestinal	4,852	(12)	(11)	2,447	(4)	643	(39)	(34)	798	(20)	(19)	964	1	4
Cardiovascular:
Crestor	6,253	(6)	(4)	3,164	3	1,156	(6)	2	1,269	(24)	(23)	664	-	4
Atacand	1,009	(30)	(27)	150	(18)	422	(42)	(39)	142	(33)	(33)	295	(9)	(3)
Seloken/Toprol-XL	918	(7)	(4)	320	(21)	70	(18)	(12)	30	(21)	(21)	498	8	13
Tenormin	229	(15)	(13)	10	(9)	50	(15)	(8)	106	(15)	(15)	63	(16)	(12)
Plendil	252	(2)	(2)	4	(50)	18	(22)	(17)	12	(14)	(14)	218	3	2
Onglyza	323	53	53	237	52	47	38	38	13	86	86	26	86	86
Brilinta/Brilique	89	324	348	19	73	55	n/m	n/m	3	n/m	n/m	12	n/m	n/m
Byetta	74	n/m	n/m	74	n/m	-	-	-	-	-	-	-	-	-
Bydureon	37	n/m	n/m	37	n/m	-	-	-	-	-	-	-	-	-
Others	347	(12)	(8)	25	150	157	(17)	(12)	32	(15)	(15)	133	(15)	(12)
Total Cardiovascular	9,531	(7)	(4)	4,040	5	1,975	(16)	(10)	1,607	(23)	(23)	1,909	-	4
Respiratory:
Symbicort	3,194	1	5	1,003	19	1,313	(8)	(3)	443	6	7	435	(3)	3
Pulmicort	866	(3)	(1)	233	(16)	156	(17)	(12)	127	1	1	350	17	19
Rhinocort	177	(17)	(14)	55	(26)	28	(24)	(19)	17	(15)	(15)	77	(5)	(1)
Others	178	(17)	(14)	10	25	92	(16)	(11)	23	4	4	53	(30)	(28)
Total Respiratory	4,415	(1)	2	1,301	8	1,589	(10)	(5)	610	4	5	915	1	5
Oncology:
Zoladex	1,093	(7)	(5)	24	(38)	221	(16)	(12)	448	(9)	(9)	400	4	9
Arimidex	543	(28)	(26)	21	(50)	124	(52)	(49)	279	(9)	(9)	119	(18)	(16)
Iressa	611	10	12	-	(100)	142	12	20	222	9	9	247	12	12
Casodex	454	(17)	(16)	(3)	n/m	51	(36)	(31)	301	(17)	(17)	105	(6)	(4)
Faslodex	654	20	24	310	17	186	(4)	4	62	n/m	n/m	96	16	27
Others	134	13	15	25	108	17	31	46	63	-	-	29	(6)	(3)
Total Oncology	3,489	(6)	(3)	377	7	741	(21)	(15)	1,375	(4)	(4)	996	2	6
Neuroscience:
Seroquel IR	1,294	(70)	(70)	697	(79)	226	(59)	(56)	202	(11)	(12)	169	(23)	(20)
Seroquel XR	1,509	1	4	811	4	446	(9)	(2)	97	9	10	155	17	27
Local Anaesthetics	540	(10)	(7)	-	(100)	201	(17)	(11)	206	-	-	133	(8)	(4)
Zomig	182	(56)	(54)	12	(92)	103	(41)	(37)	55	(19)	(19)	12	(8)	8
Diprivan	291	(1)	2	-	(100)	32	(24)	(19)	78	(6)	(6)	181	15	19
Vimovo	65	91	97	25	19	19	217	233	14	133	133	7	n/m	n/m
Others	42	30	36	16	n/m	11	(35)	(29)	1	(33)	(33)	14	17	25
Total Neuroscience	3,923	(46)	(44)	1,561	(64)	1,038	(32)	(27)	653	(4)	(4)	671	(1)	4
Infection & Other:
Synagis	1,038	6	6	611	7	427	5	5	-	-	-	-	-	-
Merrem	396	(32)	(29)	38	(7)	64	(64)	(62)	18	(66)	(66)	276	(11)	(6)
FluMist	181	12	12	174	9	3	n/m	n/m	3	n/m	n/m	1	-	-
Others	100	(31)	(28)	58	(25)	6	(33)	(11)	16	(20)	(20)	20	(35)	(32)
Total Infection & Other	1,715	(8)	(7)	881	4	500	(16)	(15)	37	(49)	(49)	297	(13)	(8)
Aptium Oncology	48	(79)	(79)	48	(79)	-	-	-	-	-	-	-	-	-
Astra Tech	-	(100)	(100)	-	(100)	-	(100)	(100)	-	(100)	(100)	-	(100)	(100)
Total	27,973	(17)	(15)	10,655	(21)	6,486	(24)	(19)	5,080	(14)	(14)	5,752	-	4

9      FOURTH QUARTER PRODUCT REVENUE ANALYSIS

	World			US		Western Europe			Established ROW			Emerging ROW
	Q4 2012 $m	Actual %	CER %	Q4 2012 $m	Actual %	Q4 2012 $m	Actual %	CER %	Q4 2012 $m	Actual %	CER %	Q4 2012 $m	Actual %	CER %
Gastrointestinal:
Nexium	1,047	(2)	(1)	597	(3)	92	(37)	(34)	147	11	11	211	20	20
Losec/Prilosec	156	(37)	(36)	5	(38)	32	(44)	(42)	77	(42)	(40)	42	(18)	(18)
Others	52	8	8	37	9	10	(9)	-	1	-	-	4	33	-
Total Gastrointestinal	1,255	(8)	(7)	639	(3)	134	(37)	(34)	225	(15)	(14)	257	12	12
Cardiovascular:
Crestor	1,622	(8)	(7)	862	2	287	(6)	(1)	303	(35)	(34)	170	8	7
Atacand	202	(42)	(41)	32	(26)	63	(66)	(64)	33	(18)	(18)	74	(8)	(8)
Seloken/Toprol-XL	256	8	10	98	10	19	(14)	(9)	7	(30)	(30)	132	15	17
Tenormin	56	(18)	(16)	2	-	12	(14)	(7)	29	(15)	(12)	13	(28)	(33)
Plendil	63	5	5	-	(100)	4	(20)	(20)	3	(25)	(25)	56	12	12
Onglyza	88	24	24	63	19	14	40	40	4	33	33	7	40	40
Brilinta/Brilique	38	n/m	n/m	9	n/m	22	n/m	n/m	2	n/m	n/m	5	n/m	n/m
Byetta	47	n/m	n/m	47	n/m	-	-	-	-	-	-	-	-	-
Bydureon	26	n/m	n/m	26	n/m	-	-	-	-	-	-	-	-	-
Others	94	(2)	(1)	13	n/m	40	(11)	(9)	9	11	11	32	(22)	(22)
Total Cardiovascular	2,492	(6)	(5)	1,152	12	461	(22)	(18)	390	(31)	(30)	489	5	5
Respiratory:
Symbicort	891	6	8	273	13	346	(4)	(1)	149	21	23	123	7	8
Pulmicort	242	9	9	56	(8)	40	(13)	(11)	39	(3)	(3)	107	41	41
Rhinocort	49	(2)	-	15	(6)	7	(13)	(13)	5	-	-	22	5	10
Others	45	(15)	(15)	3	50	23	(12)	(12)	7	100	100	12	(45)	(45)
Total Respiratory	1,227	5	7	347	8	416	(5)	(3)	200	17	18	264	13	14
Oncology:
Zoladex	271	(9)	(7)	5	(38)	54	(14)	(13)	120	(12)	(9)	92	2	2
Arimidex	122	(27)	(25)	4	(20)	24	(47)	(44)	70	(17)	(13)	24	(25)	(28)
Iressa	160	7	10	-	-	37	9	15	64	7	10	59	7	7
Casodex	112	(21)	(19)	-	n/m	11	(35)	(29)	77	(25)	(21)	24	(14)	(21)
Faslodex	175	17	20	83	15	49	(4)	-	20	300	320	23	10	14
Others	36	6	11	6	50	5	25	50	17	-	6	8	(11)	(11)
Total Oncology	876	(7)	(4)	98	17	180	(16)	(12)	368	(9)	(5)	230	(2)	(3)
Neuroscience:
Seroquel IR	94	(92)	(92)	(12)	n/m	29	(77)	(77)	40	(37)	(37)	37	(21)	(19)
Seroquel XR	382	(4)	(3)	213	-	103	(19)	(16)	27	17	17	39	15	18
Local Anaesthetics	140	(5)	(4)	-	-	49	(14)	(11)	55	2	2	36	(3)	(3)
Zomig	39	(61)	(60)	2	(95)	19	(56)	(56)	15	(6)	(6)	3	200	300
Diprivan	73	9	10	-	-	7	(22)	(22)	19	(5)	(5)	47	24	26
Vimovo	18	29	29	6	(14)	6	50	50	5	150	150	1	-	-
Others	12	86	86	5	n/m	3	-	-	-	-	-	4	33	33
Total Neuroscience	758	(60)	(59)	214	(82)	216	(42)	(40)	161	(9)	(9)	167	4	6
Infection & Other:
Synagis	503	22	22	303	16	200	33	33	-	-	-	-	-	-
Merrem	106	(7)	(5)	19	138	14	(50)	(50)	2	(71)	(71)	71	-	3
FluMist	32	(6)	(6)	29	(12)	1	n/m	n/m	1	n/m	n/m	1	-	-
Others	30	(31)	(25)	19	(5)	2	100	200	-	(100)	(100)	9	-	44
Total Infection & Other	671	12	13	370	15	217	21	22	3	(77)	(77)	81	-	7
Aptium Oncology	3	(95)	(95)	3	(95)	-	-	-	-	-	-	-	-	-
Astra Tech	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total	7,282	(16)	(15)	2,823	(23)	1,624	(19)	(16)	1,347	(16)	(14)	1,488	6	6

Convenience Translation of Key Financial Information

For the quarter ended 31 December	2012 $m	2011 $m	2012 £m	2011 £m	2012 SEKm	2011 SEKm
Revenue	7,282	8,656	4,503	5,353	47,461	56,416
Reported
Operating profit	1,964	2,167	1,215	1,340	12,801	14,124
Profit before tax	1,854	2,052	1,147	1,269	12,084	13,374
Earnings per share	$1.22	$1.16	£0.75	£0.72	SEK7.95	SEK7.56
Core
Operating profit	2,532	2,990	1,566	1,849	16,503	19,488
Profit before tax	2,422	2,875	1,498	1,778	15,786	18,738
Earnings per share	$1.56	$1.61	£0.96	£1.00	SEK10.17	SEK10.49

For the year ended 31 December	2012 $m	2011 $m	2012 £m	2011 £m	2012 SEKm	2011 SEKm
Revenue	27,973	33,591	17,299	20,773	182,317	218,933
Reported
Operating profit	8,148	12,795	5,039	7,913	53,105	83,393
Profit before tax	7,718	12,367	4,773	7,648	50,303	80,603
Earnings per share	$4.99	$7.33	£3.09	£4.53	SEK32.52	SEK47.77
Core
Operating profit	10,430	13,167	6,450	8,143	67,979	85,817
Profit before tax	10,000	12,739	6,184	7,878	65,176	83,028
Earnings per share	$6.41	$7.28	£3.96	£4.50	SEK41.78	SEK47.45
Dividend per Ordinary Share	$2.80	$2.80	£1.79	£1.76	SEK18.34	SEK18.54
Net cash inflow from operating activities	6,948	7,821	4,297	4,837	45,284	50,974
Increase/(decrease) in cash & cash equivalents	166	(3,522)	103	(2,178)	1,082	(22,955)
Capital and Reserves Attributable to Equity Holders	23,737	23,246	14,679	14,376	154,708	151,508

All Sterling (£) and Swedish krona (SEK) equivalents are shown for convenience and have been calculated using the current period end rates of $1= £0.6184 and $1= SEK6.5176 respectively.  Dividend per Ordinary Share is shown as the actual amount payable using the rates at the date of declaration of the dividend.

Shareholder Information

ANNOUNCEMENTS AND MEETINGS
______________________________________________________________________________________________________________________________________________________________________________________________________________________________

Announcement of first quarter 2013 results                                                                                                                                                   25 April 2013
Annual General Meeting                                                                                                                                                                                   25 April 2013
Announcement of second quarter and half year 2013 results                                                                                                                     1 August 2013
Announcement of third quarter and nine months 2013 results                                                                                                                   31 October 2013

DIVIDENDS
_______________________________________________________________________________________________________________________________________________________________________________________________________________________________

The record date for the first interim dividend, payable on 10 September 2012, was 10 August 2012. Shares traded ex-dividend from 8 August 2012.

The record date for the second interim dividend for 2012, payable on 18 March 2013, will be 15 February 2013. Shares will trade ex-dividend from 13 February 2013.

Future dividends will normally be paid as follows:

First interim	Announced in July and paid in September
Second interim	Announced in January and paid in March

TRADEMARKS
_______________________________________________________________________________________________________________________________________________________________________________________________________________________________

Trademarks of the AstraZeneca group of companies and of companies other than AstraZeneca appear throughout this document in italics. AstraZeneca, the AstraZeneca logotype and the AstraZeneca symbol are all trademarks of the AstraZeneca group of companies. Trademarks of companies other than AstraZeneca that appear in this document include: Onglyza, Forxiga, Komboglyze and Kombiglyze XR, trademarks of Bristol-Myers Squibb Company; Byetta, Bydureon and Symlin, trademarks of Amylin Pharmaceuticals, LLC and AstraZeneca Pharmaceuticals LP; and Zinforo, a trademark of Forest Laboratories, Inc.

ADDRESSES FOR CORRESPONDENCE
_______________________________________________________________________________________________________________________________________________________________________________________________________________________________

Registrar and Transfer Office Equiniti Limited Aspect House Spencer Road Lancing West Sussex BN99 6DA UK	US Depositary JP Morgan Chase & Co PO Box 64504 St Paul MN 55164-0504 US	Registered Office 2 Kingdom Street London W2 6BD UK	Swedish Central Securities Depository Euroclear Sweden AB PO Box 191 SE-101 23 Stockholm Sweden
Tel (freephone in UK): 0800 389 1580 Tel (outside UK): +44 (0)121 415 7033	Tel (toll free in US): 888 697 8018 Tel (outside US): +1 (651) 453 2128	Tel: +44 (0)20 7604 8000	Tel: +46 (0)8 402 9000

CONTACT INFORMATION
_______________________________________________________________________________________________________________________________________________________________________________________________________________________________

Media Enquiries:                                  Esra Erkal-Paler (London)                                                                +44 20 7604 8030
Vanessa Rhodes  (London)                                                             +44 20 7604 8037
Tony Jewell (Wilmington)                                                               +1 302 885 4594
Ann-Leena Mikiver (Södertälje)                                                     +46 8 553 260 20/+46 707 428836

Analyst/Investor Enquiries:               James Ward-Lilley (London)                                                           +44 20 7604 8122
Karl Hård (London)                                                                           +44 20 7604 8123
Nicklas Westerholm (London)                                                         +44 20 7604 8124
Ed Seage (US)                                                                                     +1 302 886 4065
Colleen Proctor (US)                                                                          +1 302 886 1842

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
_______________________________________________________________________________________________________________________________________________________________________________________________________________________________

In order, among other things, to utilise the 'safe harbour' provisions of the US Private Securities Litigation Reform Act 1995, we are providing the following cautionary statement: The preliminary announcement contains certain forward-looking statements with respect to the operations, performance and financial condition of the Group. Although we believe our expectations are based on reasonable assumptions, any forward-looking statements, by their very nature, involve risks and uncertainties and may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. The forward-looking statements reflect knowledge and information available at the date of preparation of the preliminary announcement and AstraZeneca undertakes no obligation to update these forward-looking statements. We identify the forward-looking statements by using the words 'anticipates', 'believes', 'expects', 'intends' and similar expressions in such statements. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond our control, include, among other things: the loss or expiration of patents, marketing exclusivity or trademarks, or the risk of failure to obtain patent protection; the risk of substantial adverse litigation/government investigation claims and insufficient insurance coverage; exchange rate fluctuations; the risk that R&D will not yield new products that achieve commercial success; the risk that strategic alliances and acquisitions will be unsuccessful; the impact of competition, price controls and price reductions; taxation risks; the risk of substantial product liability claims; the impact of any failure by third parties to supply materials or services; the risk of failure to manage a crisis; the risk of delay to new product launches; the difficulties of obtaining and maintaining regulatory approvals for products; the risk of failure to observe ongoing regulatory oversight; the risk that new products do not perform as we expect; the risk of environmental liabilities; the risks associated with conducting business in emerging markets; the risk of reputational damage; the risk of product counterfeiting; the risk of failure to successfully implement planned cost reduction measures through productivity initiatives and restructuring programmes; the risk that regulatory approval processes for biosimilars could have an adverse effect on future commercial prospects; and the impact of increasing implementation and enforcement of more stringent anti-bribery and anti-corruption legislation.

Development Pipeline as at
31 December 2012
Line Extensions
Compound	Mechanism	Area Under Investigation	Phase	Date Commenced Phase	Estimated Filing
					US	EU	Japan	China
Cardiovascular
Axanum	proton pump inhibitor + low dose aspirin FDC	low dose aspirin associated peptic ulcer in high risk CV patients	III		Withdrawn	Launched	2016
Brilinta/ Brilique EUCLID	ADP receptor antagonist	outcomes study in patients with PAD	III	4Q 2012	2016	2016	2016	2017
Brilinta/ Brilique PEGASUS-TIMI 54	ADP receptor antagonist	outcomes study in patients with prior MI	III	4Q 2010	2015	2015	2015	2017
Bydureon EXSCEL#	GLP-1 receptor agonist	outcomes study	III	2Q 2010	2018
Bydureon Dual Chamber Pen#	GLP-1 receptor agonist	diabetes	III		3Q 2013
Forxiga (dapagliflozin)/ metformin FDC#	SGLT2 inhibitor + metformin FDC	diabetes	III	3Q 2007		Filed
Forxiga (dapagliflozin)#	SGLT2 inhibitor	diabetes – add on to DPP-4	III	1Q 2010		Filed
Forxiga (dapagliflozin)#	SGLT2 inhibitor	diabetes – add on to insulin and add-on to metformin long-term data	III	2Q 2008		Filed
Forxiga (dapagliflozin)#	SGLT2 inhibitor	diabetes – in patients with high CV risk - Study 18 and 19 long-term data	III	1Q 2010		1H 2014
Forxiga (dapagliflozin)#	SGLT2 inhibitor	diabetes – triple therapy (dapa+met+ SU)	III	1Q 2011		1Q 2013
Kombiglyze XR/ Komboglyze FDC#*	DPP-4 inhibitor + metformin FDC	diabetes	III		Launched	Launched		1H 2014
SaxaDapa FDC#	DPP-4 inhibitor / SGLT2 inhibitor	diabetes	III	2Q 2012	2015	2015
Onglyza SAVOR-TIMI 53#	DPP-4 inhibitor	outcomes study	III	2Q 2010	4Q 2013	4Q 2013		2H 2014

Compound	Mechanism	Area Under Investigation	Phase	Date Commenced Phase	Estimated Filing
					US	EU	Japan	China
Gastrointestinal
Entocort	glucocorticoid steroid	Crohn’s disease / ulcerative colitis	III		Launched	Launched	2015
Nexium	proton pump inhibitor	peptic ulcer bleeding	III		Filed**	Launched	N/A	Launched
Neuroscience
Diprivan#	sedative and anaesthetic	conscious sedation	III			Launched	1H 2014	Launched
Oncology
Faslodex	oestrogen receptor antagonist	1st line advanced breast cancer	III	4Q 2012	2016	2016	2016	2016
Iressa	EGFR tyrosine kinase inhibitor	treatment beyond progression	III	1Q 2012		2015	2015	2015
Respiratory & Inflammation
Symbicort***	inhaled steroid/ long-acting β2 agonist	Breath Actuated Inhaler asthma / COPD	III	4Q 2011	1H 2014

#Partnered product
*Kombiglyze XR US; Komboglyze FDC EU
**2nd CRL received from FDA in 2011. AZ response submitted to FDA in December 2012
***Excludes Symbicort pMDI post marketing LABA safety study

NCEs
Phase III/Registration

Compound	Mechanism	Area Under Investigation	Phase	Date Commenced Phase	Estimated Filing
					US	EU	Japan	China
Cardiovascular
Brilinta/Brilique	ADP receptor antagonist	arterial thrombosis	III		Launched	Launched	2Q 2013	Approved
Forxiga (dapagliflozin)#	SGLT2 inhibitor	diabetes	III		Filed*	Launched	1Q 2013	1Q 2013
metreleptin#	leptin analogue	lipodystrophy	III		2Q 2013		N/A
Infection
CAZ AVI# (CAZ104)	beta lactamase inhibitor/ cephalosporin	serious infections	III	1Q 2012	N/A	2H 2014	2H 2014	2016
Q-LAIV Flu Vaccination**	live, attenuated, intranasal influenza virus vaccine (quadrivalent)	seasonal influenza	III		Approved	Filed
Zinforo# (ceftaroline)	extended spectrum cephalosporin with affinity to penicillin- binding proteins	pneumonia / skin infections	III		N/A	Launched		1H 2014
Neuroscience
naloxegol (NKTR-118)#	oral peripherally-acting mu-opioid receptor antagonist	opioid-induced constipation	III	2Q 2011	3Q 2013	3Q 2013
Oncology
Caprelsa	VEGFR / EGFR tyrosine kinase inhibitor with RET kinase activity	medullary thyroid cancer	III		Launched	Launched	2015	Filed
Respiratory & Inflammation
brodalumab#	anti-IL-17R MAb	psoriasis	III	3Q 2012	2015	2015
fostamatinib#	spleen tyrosine kinase (SYK) inhibitor	rheumatoid arthritis	III	3Q 2010	4Q 2013	4Q 2013
lesinurad	selective inhibitor of URAT1	chronic management of hyperuricaemia in patients with gout	III	4Q 2011	1H 2014	1H 2014	2017	2017

#Partnered product
*CRL received in January 2012
**sBLA in US, MAA in EU

NCEs
Phases I and II

Compound	Mechanism	Area Under Investigation	Phase	Date Commenced Phase	Estimated Filing
					US	EU	Japan	China
Cardiovascular
AZD1722#	NHE3 inhibitor	end stage renal disease / chronic kidney disorder	I	4Q 2010
Gastrointestinal
tralokinumab	anti-IL-13 MAb	ulcerative colitis	II	2Q 2012
Infection
AZD5847	oxazolidinone anti-bacterial inhibitor	tuberculosis	II	4Q 2012
CXL#	beta lactamase inhibitor/ cephalosporin	MRSA	II	4Q 2010
ATM AVI	BL/BLI	targeted serious bacterial infections	I	4Q 2012
MEDI-550	pandemic influenza virus vaccine	pandemic influenza prophylaxis	I	2Q 2006
MEDI-557	anti-RSV MAb – extended half-life	RSV prevention in high risk adults (COPD/CHF/other)	I	3Q 2007
MEDI-559	paediatric RSV vaccine	RSV prophylaxis	I	4Q 2008
Neuroscience
AZD3241	myeloper-oxidase (MPO) inhibitor	Parkinson’s disease	II	2Q 2012
AZD3480#	alpha4/beta2 neuronal nicotinic receptor agonist	Alzheimer’s disease	II	3Q 2007
AZD5213	histamine-3 receptor antagonist	Alzheimer’s disease	II	2Q 2012
AZD6765	NMDA receptor antagonist	major depressive disorder	II	3Q 2007
AZD1446#	alpha4/beta2 neuronal nicotinic receptor agonist	Alzheimer’s disease	I	4Q 2008
AZD3293#	beta secretase	Alzheimer’s disease	I	4Q 2012
MEDI5117	anti-IL-6 MAb	rheumatoid arthritis	I	2Q 2012

#Partnered product

NCEs
Phases I and II (continued)

Compound	Mechanism	Area Under Investigation	Phase	Date Commenced Phase	Estimated Filing
					US	EU	Japan	China
Oncology
AZD4547	FGFR tyrosine kinase inhibitor	solid tumours	II	4Q 2011
fostamatinib#	spleen tyrosine kinase (SYK) inhibitor	haematological malignancies	II	1Q 2012
MEDI-551#	anti-CD19 MAb	haematological malignancies	II	1Q 2012
MEDI-573#	anti-IGF MAb	MBC	II	4Q 2011
MEDI-575#	anti-PDGFR-alpha MAb	NSCLC	II	2Q 2011
olaparib	PARP inhibitor	gBRCAm ovarian cancer, gBRCAm breast cancer, gastric cancer	II	1Q 2012
selumetinib# (AZD6244) (ARRY-142886)	MEK inhibitor	solid tumours	II	4Q 2006
tremelimumab	anti-CTLA4 MAb	solid tumours	II	3Q 2004
AZD1208	PIM kinase inhibitor	haematological malignancies	I	1Q 2012
AZD2014	TOR kinase inhibitor	solid tumours	I	1Q 2010
AZD5363#	AKT inhibitor	solid tumours	I	4Q 2010
AZD8330# (ARRY 424704)	MEK inhibitor	solid tumours	I	1Q 2007
AZD9150	STAT3 inhibitor	haematological malignancies	I	1Q 2012
MEDI0639#	anti-DLL-4 MAb	solid tumours	I	2Q 2012
MEDI3617#	anti-ANG-2 MAb	solid tumours	I	4Q 2010
MEDI4736#	anti-PD-L1 MAb	solid tumours	I	3Q 2012
MEDI-565#	anti-CEA BiTE	solid tumours	I	1Q 2011
MEDI6469#	murine anti-OX40 MAb	solid tumours	I	1Q 2006
moxetumomab pasudotox#	anti-CD22 recombinant immunotoxin	haematological malignancies	I	2Q 2007
volitinib#	MET inhibitor	solid tumours	I	1Q 2012

#Partnered product

NCEs
Phases I and II (continued)

Compound	Mechanism	Area Under Investigation	Phase	Date Commenced Phase	Estimated Filing
					US	EU	Japan	China
Respiratory & Inflammation
AZD2115#	MABA	COPD	II	2Q 2012
AZD5069	CXCR2	asthma	II	4Q 2010
AZD5423#	inhaled SGRM	COPD	II	4Q 2010
benralizumab#	anti-IL-5R MAb	asthma / COPD	II	4Q 2008
mavrilimumab#	anti-GM-CSFR MAb	rheumatoid arthritis	II	1Q 2010
MEDI-546#	anti-IFN-alphaR MAb	SLE	II	1Q 2012
MEDI7183#	anti-a4b7 MAb	Crohn’s disease / ulcerative colitis	II	4Q 2012
MEDI8968#	anti-IL-1R MAb	COPD	II	4Q 2011
sifalimumab#	anti-IFN-alpha MAb	SLE	II	3Q 2008
tralokinumab	anti-IL-13 MAb	asthma / IPF	II	1Q 2008
AZD8848#	inhaled TLR7	asthma	I	2Q 2012
AZD7594#	inhaled SGRM	COPD	I	4Q 2012
MEDI2070#	anti-IL-23 MAb	Crohn’s disease	I	2Q 2010
MEDI4212	anti-IgE MAb	asthma	I	1Q 2012
MEDI-551#	anti-CD19 MAb	multiple sclerosis	I	3Q 2012
MEDI5872#	anti-B7RP1 MAb	SLE	I	4Q 2008
MEDI7814	anti-C5/C5a MAb	COPD	I	1Q 2012
MEDI9929#	anti-TSLP MAb	asthma	I	4Q 2008
RDEA3170	selective inhibitor of URAT1	chronic management of hyperuricaemia in patients with gout	I	3Q 2011

#Partnered product

Completed Projects

Compound	Mechanism	Area Under Investigation	Phase	Date Commenced Phase	Estimated Filing
					US	EU	Japan	China
Cardiovascular
Crestor#	statin	outcomes in subjects with elevated CRP			Launched	Launched		Launched
Gastrointestinal
Nexium	proton pump inhibitor	GERD			Launched	Launched	Launched	Launched
Infection
FluMist/Fluenz	live, attenuated, intranasal influenza virus vaccine	influenza			Launched	Launched
Neuroscience
EMLA	local anaesthetic	topical anaesthesia				Launched	Launched
Oncology
Iressa	EGFR tyrosine kinase inhibitor	1st line EGFR mut+ NSCLC				Launched	Launched	Launched
Faslodex	oestrogen receptor agonist	High dose (500mg) 2nd line advanced breast cancer			Launched	Launched	Launched
Ranmark# (denosumab)	anti-RANKL MAb	Bone disorders stemming from bone metastasis				Launched
Respiratory & Inflammation
Oxis	long-acting β2 agonist	COPD				Launched	Launched	Launched
Symbicort	inhaled steroid/ long-acting β2 agonist	COPD			Launched	Launched	Launched	Launched
Symbicort	inhaled steroid/long acting β2 agonist	SMART				Launched	Launched	Launched

Development Pipeline - Discontinued Projects between 30 June 2012 and 31 December 2012

Cardiovascular
NCE/Line Extension	Compound	Reason for Discontinuation	Area Under Investigation
NCE	AZD2820	Safety/Efficacy	obesity
NCE	AZD4017	Safety/Efficacy	glaucoma

Infection
NCE/Line Extension	Compound	Reason for Discontinuation	Area Under Investigation
NCE	AZD9773	Safety/Efficacy	severe sepsis

Oncology
NCE/Line Extension	Compound	Reason for Discontinuation	Area Under Investigation
NCE	AZD1480	Safety/Efficacy	solid tumours
NCE	AZD3514	Safety/Efficacy	prostate cancer
NCE	AZD8931	Safety/Efficacy	breast cancer chemo. combi./solid tumours
NCE	selumetinib (AZD6244) (ARRY-142886)/MK2206#	Study completed	solid tumours

Respiratory & Inflammation
NCE/Line Extension	Compound	Reason for Discontinuation	Area Under Investigation
NCE	AZD8683	Safety/Efficacy	COPD
NCE	MEDI-570	Safety/Efficacy	SLE

Comments
As disclosure of compound information is balanced by the business need to maintain confidentiality, information in relation to some compounds listed here has not been disclosed at this time.

Submission dates shown for assets in Phase III and beyond.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 31 January 2013	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary